UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the quarter ended September 30, 2019

Commission File Number 001-37651

Atlassian Corporation Plc
(Translation of registrant’s name into English)

Exchange House
Primrose Street
London EC2A 2EG
c/o Herbert Smith Freehills LLP
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

QUARTERLY REPORT

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. $ and shares in thousands, except per share data)
(unaudited)

		Three Months Ended September 30,
	Notes	2019	2018
Revenues:
Subscription		$201,095	$134,065
Maintenance		110,071	92,736
Perpetual license		24,744	21,839
Other		27,480	18,652
Total revenues	11	363,390	267,292
Cost of revenues (1) (2)		62,279	45,185
Gross profit		301,111	222,107
Operating expenses:
Research and development (1) (2)		175,882	124,380
Marketing and sales (1) (2)		68,043	52,262
General and administrative (1)		61,741	45,657
Total operating expenses		305,666	222,299
Operating loss		(4,555)	(192)
Other non-operating income (expense), net		82,235	(237,248)
Finance income		9,112	7,266
Finance costs		(12,327)	(9,902)
Income (loss) before income tax expense		74,465	(240,076)
Income tax expense	5	(5,145)	(2,369)
Net income (loss)		$69,320	$(242,445)
Net income (loss) per share attributable to ordinary shareholders:
Basic	13	$0.29	$(1.03)
Diluted	13	$0.28	$(1.03)
Weighted-average shares outstanding used to compute net income (loss) per share attributable to ordinary shareholders:
Basic	13	242,791	236,219
Diluted	13	250,883	236,219

(1)Amounts include share-based payment expense, as follows:

Cost of revenues	$4,712	$3,519
Research and development	48,939	26,846
Marketing and sales	10,631	7,761
General and administrative	13,014	10,254

(2)Amounts include amortization of acquired intangible assets, as follows:

Cost of revenues	$8,488	$5,351
Research and development	41	—
Marketing and sales	3,686	8,988
The above consolidated statements of operations should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(U.S. $ in thousands)
(unaudited)

	Notes	Three Months Ended September 30,
		2019	2018
Net income (loss)		$69,320	$(242,445)
Items that will not be reclassified to profit or loss in subsequent periods:
Net change in unrealized (loss) gain on investments classified at fair value through other comprehensive income (loss)	3	(15,930)	672
Income tax effect		3,636	—
Other comprehensive (loss) income for items that will not be reclassified to profit or loss, net of tax		(12,294)	672
Items that will be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustment		(811)	(486)
Net change in unrealized gain on investments classified at fair value through other comprehensive income (loss)		456	310
Net loss on derivative instruments designated as hedging instruments	3	(5,745)	(2,351)
Income tax effect		(84)	705
Other comprehensive loss after tax that will be reclassified to profit or loss in subsequent periods		(6,184)	(1,822)
Other comprehensive loss		(18,478)	(1,150)
Total comprehensive income (loss), net of tax		$50,842	$(243,595)

The above consolidated statements of comprehensive income (loss) should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(U.S. $ in thousands)

		September 30, 2019	June 30, 2019
	Notes
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	10	$1,187,191	$1,268,441
Short-term investments	3	587,496	445,046
Trade receivables	6	99,351	82,525
Tax receivables		1,496	707
Derivative assets	3, 12	214,342	215,156
Prepaid expenses and other current assets		47,915	30,236
Total current assets		2,137,791	2,042,111
Non-current assets:
Property and equipment, net	7	80,735	81,459
Deferred tax assets		14,226	17,084
Goodwill	8	609,648	608,907
Intangible assets, net	8	138,760	150,975
Right-of-use asset, net	2	236,688	—
Other non-current assets	10	62,752	76,722
Total non-current assets		1,142,809	935,147
Total assets		$3,280,600	$2,977,258
Liabilities
Current liabilities:
Trade and other payables	10	$125,435	$159,487
Current tax liabilities		11,993	11,703
Provisions		9,205	8,983
Deferred revenue		469,439	440,954
Lease obligations	2	30,914	—
Derivative liabilities	3	777,838	855,005
Current portion of exchangeable senior notes, net	12	862,318	853,576
Total current liabilities		2,287,142	2,329,708
Non-current liabilities:
Deferred tax liabilities		10,325	13,872
Provisions		6,248	6,082
Deferred revenue		30,937	27,866
Lease obligations	2	251,381	—
Other non-current liabilities		319	34,263
Total non-current liabilities		299,210	82,083
Total liabilities		2,586,352	2,411,791
Equity
Share capital		24,356	24,199
Share premium		458,796	458,166
Other capital reserves		893,913	816,660
Other components of equity		13,601	32,079
Accumulated deficit		(696,418)	(765,637)
Total equity		694,248	565,467
Total liabilities and equity		$3,280,600	$2,977,258

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(U.S. $ in thousands)
(unaudited)

					Other components of equity
	Notes	Share capital	Share premium	Other capital reserves	Cash flow hedge reserve	Foreign currency translation reserve	Investments at fair value through other comprehensive income reserve	Accumulated deficit	Total equity
Balance as of June 30, 2019		$24,199	$458,166	$816,660	$(2,547)	$4,372	$30,254	$(765,637)	$565,467
Net income		—	—	—	—	—	—	69,320	69,320
Other comprehensive loss, net of tax		—	—	—	(5,745)	(811)	(11,922)	—	(18,478)
Total comprehensive (loss) income, net of tax		—	—	—	(5,745)	(811)	(11,922)	69,320	50,842
Issuance of ordinary shares upon exercise of share options		25	630	—	—	—	—	—	655
Vesting of early exercised shares		33	—	—	—	—	—	—	33
Issuance of ordinary shares for settlement of restricted share units (RSUs)		99	—	(99)	—	—	—	—	—
Share-based payment		—	—	77,296	—	—	—	—	77,296
Tax benefit from share plans		—	—	56	—	—	—	—	56
Cumulative effect of applying new accounting pronouncement	2	—	—	—	—	—	—	(101)	(101)
		157	630	77,253	—	—	—	(101)	77,939
Balance as of September 30, 2019		$24,356	$458,796	$893,913	$(8,292)	$3,561	$18,332	$(696,418)	$694,248

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)
(U.S. $ in thousands)
(unaudited)

				Other components of equity
	Share capital	Share premium	Other capital reserves	Cash flow hedge reserve	Foreign currency translation reserve	Investments at fair value through other comprehensive income reserve	Accumulated deficit		Total equity
Balance as of June 30, 2018	$23,531	$454,766	$557,100	$(3,624)	$4,407	$(844)	$(128,016)	*	$907,320	*
Net loss	—	—	—	—	—	—	(242,445)		(242,445)
Other comprehensive (loss) income, net of tax	—	—	—	(1,646)	(486)	982	—		(1,150)
Total comprehensive (loss) income, net of tax	—	—	—	(1,646)	(486)	982	(242,445)		(243,595)
Issuance of ordinary shares upon exercise of share options	42	958	—	—	—	—	—		1,000
Vesting of early exercised shares	23	3	—	—	—	—	—		26
Issuance of ordinary shares for settlement of restricted share units (RSUs)	115	—	(115)	—	—	—	—		—
Share-based payment	—	—	48,380	—	—	—	—		48,380
Tax benefit from share plans	—	—	139	—	—	—	—		139
	180	961	48,404	—	—	—	—		49,545
Balance as of September 30, 2018	$23,711	$455,727	$605,504	$(5,270)	$3,921	$138	$(370,461)		$713,270
* As adjusted to reflect the impact of the full retrospective adoption of IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). We adopted IFRS 15 on July 1, 2018.
The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. $ in thousands)
(unaudited)

	Three Months Ended September 30,
	2019	2018
Operating activities
Income (loss) before income tax expense	$74,465	$(240,076)
Adjustments to reconcile income (loss) before income tax expense to net cash provided by operating activities:
Depreciation and amortization	16,657	17,415
Depreciation of right-of-use assets	8,358	—
(Gain) loss on sale of investments and other assets	(47)	10
Net unrealized foreign currency gain	(2,237)	(422)
Share-based payment expense	77,296	48,380
Net unrealized (gain) loss on exchange derivative and capped call transactions	(82,103)	236,353
Amortization of debt discount and issuance cost	8,742	8,333
Interest income	(9,112)	(7,266)
Interest expense	3,583	1,570
Changes in assets and liabilities:
Trade receivables	(16,837)	(5,371)
Prepaid expenses and other assets	(8,597)	1,678
Trade and other payables, provisions and other non-current liabilities	(31,829)	(14,278)
Deferred revenue	31,556	21,648
Interest received	8,679	6,740
(Income tax paid) tax refunds received, net	(2,383)	10,215
Net cash provided by operating activities	76,191	84,929
Investing activities
Business combinations, net of cash acquired	(815)	—
Purchases of intangible assets	—	(850)
Purchases of property and equipment	(6,113)	(10,716)
Proceeds from sales of property, equipment and intangible assets	—	721
Purchases of investments	(323,756)	(64,441)
Proceeds from maturities of investments	122,449	92,333
Proceeds from sales of investments	59,019	5,521
Net cash (used in) provided by investing activities	(149,216)	22,568
Financing activities
Proceeds from exercise of share options	655	997
Payments of exchangeable senior notes issuance costs	—	(410)
Payments of lease obligations	(7,670)	—
Net cash (used in) provided by financing activities	(7,015)	587
Effect of exchange rate changes on cash and cash equivalents	(1,210)	(643)
Net (decrease) increase in cash and cash equivalents	(81,250)	107,441
Cash and cash equivalents at beginning of period	1,268,441	1,410,339
Cash and cash equivalents at end of period	$1,187,191	$1,517,780

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
1. Corporate Information
Atlassian Corporation Plc (the “Company”) is a public company limited by shares, incorporated and registered in the United Kingdom. The registered office of the Company and its subsidiaries (collectively, “Atlassian,” the “Group,” “our,” or “we”) is located at Exchange House, Primrose Street, London EC2A 2EG, c/o Herbert Smith Freehills LLP.
We design, develop, license and maintain software and provision software hosting services to help teams organize, discuss and complete their work. Our primary products include Jira Software, targeting software teams, and Jira Core, targeting other business teams (collectively, “Jira”), Confluence for team content creation and sharing, Trello for capturing and adding structure to fluid, fast-forming work for teams, Bitbucket for team code sharing and management, Jira Service Desk for team service and support applications, Opsgenie for incident management, and Jira Align for enterprise agile planning.
2. Summary of Significant Accounting Policies
Basis of preparation
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the Group’s accounting policies, which are in accordance with International Financial Reporting Standards (“IFRS”), and in compliance with International Accounting Standard (“IAS”) 34. Our accounting policies apply standards issued by the International Accounting Standards Board (“IASB”) and related interpretations issued by the IFRS Interpretations Committee (“IFRS IC”). The consolidated financial statements have been prepared on a historical cost basis, except for debt and equity financial assets and derivative financial instruments that have been measured at fair value.
Certain information and disclosures normally included in the notes to annual financial statements have been condensed or omitted. We believe that the condensed information and disclosures made are adequate and that the information gives a true and fair view. The information included in this quarterly report on Form 6-K should be read in conjunction with the Group’s audited consolidated financial statements and accompanying notes included in the Group’s annual report on Form 20-F for the year ended June 30, 2019, which was filed with the Securities and Exchange Commission (“SEC”) on August 23, 2019.
All amounts included in the unaudited interim consolidated financial statements are reported in thousands of U.S. dollars (U.S. $ in thousands) except where otherwise stated. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
The accompanying consolidated statements of financial position as of September 30, 2019, the consolidated statements of operations, comprehensive income (loss) and cash flows for the three months ended September 30, 2019 and 2018, and the consolidated statements of changes in equity for the three months ended September 30, 2019 and 2018, and related footnote information are unaudited. The consolidated statement of financial position as of June 30, 2019 was derived from the audited consolidated financial statements included in the Group’s annual report on Form 20-F. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, necessary to present fairly the Group’s financial position as of September 30, 2019, and the results of operations and cash flows for the three months ended September 30, 2019 and 2018. The results of the three months ended September 30, 2019 are not necessarily indicative of the results to be expected for any subsequent quarter or for the fiscal year.
Use of estimates
The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgments and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the result of which forms the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions and may materially affect the financial results or the financial position reported in future periods.

New Standards, Interpretations and Amendments Adopted in Fiscal Year 2020
IFRS 16, Leases (“IFRS 16”)
In January 2016, the IASB issued IFRS 16, which supersedes the previous leases standard, IAS 17, Leases (“IAS 17”), and related interpretations. The standard introduced a single lessee accounting model and requires a lessee to recognize leases on its statement of financial position, represented by right-of-use assets and lease obligations. We adopted IFRS 16 as of July 1, 2019, using the modified retrospective method and, therefore, the comparatives for fiscal year 2019 have not been restated.
We applied IFRS 16 using the following practical expedients permitted under the new standard:

•	The use of a single discount rate to a portfolio of leases with reasonably similar characteristics;

•	Reliance on previous assessments on whether leases are onerous;

•	The exclusion from recognition of right-of-use assets or lease obligations for leases of low value or for leases with a term ending within 12 months as of July 1 2019; and,

•	The exclusion of initial direct costs for the measurement of the right-of-use asset as of July 1, 2019.

On adoption of IFRS 16, we recognized lease obligations in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17. These liabilities were measured at the present value of the remaining lease payments, discounted using our incremental borrowing rate as of July 1, 2019. The weighted-average incremental borrowing rate applied to the lease obligations on July 1, 2019 was 2.91%.

The following table presents the reconciliation of our operating lease commitments disclosed as of June 30, 2019 to our lease obligations recognized as of July 1, 2019:

July 1, 2019
(U.S. $ in thousands)
Operating lease commitments disclosed as of June 30, 2019	$330,848
Less: Short-term leases recognized on a straight-line basis as expense	(1,756)
Undiscounted lease commitments, excluding short-term leases	$329,092
Discounted using incremental borrowing rate and recognized as lease obligations as of July 1, 2019	$285,973

Lease obligations, current	$29,787
Lease obligations, non-current	256,186
Total lease obligations	$285,973

The associated right-of-use assets for our leases were measured at the amount equal to the lease obligation, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized on our consolidated statement of financial position as of June 30, 2019. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

The adoption of IFRS 16 affected the following items on our consolidated statement of financial position as of July 1, 2019:

•	Prepaid expenses and other current assets – increased by $9.5 million

•	Right-of-use assets, net – increased by $241.4 million

•	Property and equipment, net – decreased by $1.2 million

•	Other non-current assets – increased by $0.9 million

•	Trade and other payables – decreased by $1.4 million

•	Lease obligations, current – increased by $29.8 million

•	Other non-current liabilities – decreased by $33.8 million

•	Lease obligations, non-current – increased by $256.2 million

The net impact on accumulated deficit as of July 1, 2019 was an increase of $0.1 million.

Updated significant accounting policies

There have been no changes to our critical accounting policies and estimates described in the Group’s annual report on Form 20-F for the year ended June 30, 2019, filed with the SEC on August 23, 2019. The accounting policy for leases was updated as a result of adopting IFRS 16.

We lease various offices in several countries including Australia, India, Japan, the Netherlands, the Philippines, the United States, and Turkey under non-cancellable leases. Lease terms are negotiated on an individual basis, expiring between 1 to 10 years.

Until the fiscal year ending June 30, 2019, our leases were classified as operating leases and payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease. With the adoption of IFRS 16, these operating leases are recognized as a right-of-use asset with a corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Lease obligations

At the commencement date of our leases, we recognize lease obligations measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable. In calculating the present value of lease payments, we use our incremental borrowing rate at the lease commencement date, being the rate that we would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. After the commencement date, the amount of lease obligations is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease obligations is remeasured if there is a modification, a change in the lease term or a change in the in-substance fixed lease payments.

Right-of-use assets

We recognize right-of-use assets at the commencement date of the lease, the date the underlying asset is available for use. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease obligations. The cost of right-of-use assets includes the amount of lease obligations recognized, initial direct costs incurred, estimated restoration costs, and lease payments made at or before the commencement date less any lease incentives received. The recognized right-of-use assets are depreciated on a straight-line basis over the lease term. Right-of-use assets are subject to impairment.

Short-term leases and leases of low-value assets

We apply the short-term lease recognition exemption for our short-term leases and leases of low-value assets. Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis over the lease term as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets are comprised of office equipment.

Judgment in determining the lease term of contracts with renewal options

We determine the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. We have the option under some of our leases to lease the assets for additional terms. We apply judgment in evaluating whether it is reasonably certain to exercise the option to renew. We consider all relevant factors that create an economic incentive for us to exercise the renewal. After the commencement date, we reassess the lease term if there is a significant event or change in circumstances that is within our control and affects our ability to exercise, or not to exercise, the option to renew. We do not include the renewal options for our office leases as a part of the lease terms at lease commencement due to the length of our office leases and our changing facilities needs.

The following table presents the carrying amounts of our right-of-use assets and lease obligations and the movements during the three months ended September 30, 2019:

	Office Leases
	Right-of-Use Assets	Lease Obligations
	(U.S. $ in thousands)
As of July 1, 2019	$241,421	$285,973
Additions	3,865	3,865
Depreciation expense	(8,358)	—
Interest expense	—	2,016
Payments	—	(7,670)
Effect of change in exchange rates	(240)	(1,889)
As of September 30, 2019	$236,688	$282,295

Lease obligations, current		$30,914
Lease obligations, non-current		251,381
Total lease obligations, as of September 30, 2019		$282,295

We recognized rent expense from short-term leases of $0.9 million during the three months ended September 30, 2019. There is no material impact on other comprehensive income and basic and diluted earnings per share from the adoption of IFRS 16.

During the three months ended September 30, 2019, payments of lease obligations of $7.7 million were included in cash flows from financing activities.

IFRIC Interpretations (“IFRIC”) 23, Uncertainty over Income Tax Treatments

On June 7, 2017, the IFRS IC issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12, Income Taxes, are applied where there is uncertainty over income tax treatments. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, and tax losses and credits. This interpretation became effective for annual periods beginning on, or after January 1, 2019 and did not have a significant impact on our consolidated financial statements.
3. Financial Instruments
Investments
As of September 30, 2019, the Group’s investments consisted of the following:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(U.S. $ in thousands)
Debt Investments
Marketable debt securities
U.S. treasury securities	$140,126	$248	$(28)	$140,346
Agency securities	50,222	98	—	50,320
Certificates of deposit and time deposits	25,800	—	—	25,800
Commercial paper	58,097	—	—	58,097
Corporate debt securities	315,957	651	(16)	316,592
Total debt investments	$590,202	$997	$(44)	$591,155
Equity Investments
Marketable equity securities	$20,270	$22,732	$—	$43,002
Non-marketable equity securities	3,000	—	—	3,000
Total equity investments	$23,270	$22,732	$—	$46,002
Total investments	$613,472	$23,729	$(44)	$637,157
As of September 30, 2019, the Group had $587.5 million of investments which were classified as short-term investments on the Group’s consolidated statement of financial position. Additionally, the Group had marketable equity securities totaling $43.0 million, certificates of deposit and time deposits totaling $3.7 million and non-marketable equity securities in privately held companies totaling $3.0 million, all of which were classified as long-term and were included in other non-current assets on the Group’s consolidated statement of financial position.
As of June 30, 2019, the Group’s investments consisted of the following:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(U.S. $ in thousands)
Debt Investments
Marketable debt securities
U.S. treasury securities	$101,563	$203	$(7)	$101,759
Agency securities	26,936	33	(3)	26,966
Certificates of deposit and time deposits	24,126	—	—	24,126
Commercial paper	94,035	—	—	94,035
Corporate debt securities	201,552	292	(24)	201,820
Total debt investments	448,212	528	(34)	448,706
Equity Investments
Marketable equity securities	20,270	38,662	—	58,932
Non-marketable equity securities	3,000	—	—	3,000
Total equity investments	23,270	38,662	—	61,932
Total investments	$471,482	$39,190	$(34)	$510,638

As of June 30, 2019, the Group had $445.0 million of investments which were classified as short-term investments on the Group’s consolidated statement of financial position. Additionally, the Group had marketable equity securities totaling $58.9 million, non-marketable equity securities totaling $3.0 million, and certificates of deposit and time deposits totaling $3.7 million which were classified as long-term and were included in other non-current assets on the Group’s consolidated statement of financial position.

The table below summarizes the Group’s debt investments by remaining contractual maturity:

	As of September 30, 2019	As of June 30, 2019
	(U.S. $ in thousands)
Recorded as follows:
Due in one year or less	$379,184	$442,964
Due after one year	211,971	5,742
Total debt investments	$591,155	$448,706

Fair value measurements
The following table presents the Group’s financial instruments measured and recognized at fair value as of September 30, 2019, by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
	(U.S. $ in thousands)
Description
Assets measured at fair value
Cash and cash equivalents:
Money market funds	$555,643	$—	$—	$555,643
Agency securities	—	10,005	—	10,005
Commercial paper	—	80,905	—	80,905
Corporate debt securities	—	5,000	—	5,000
Short-term Investments:
U.S. treasury securities	—	140,346	—	140,346
Agency securities	—	50,320	—	50,320
Certificates of deposit and time deposits	—	22,141	—	22,141
Commercial paper	—	58,097	—	58,097
Corporate debt securities	—	316,592	—	316,592
Current derivative assets:
Derivative assets - hedging	—	158	—	158
Derivative assets - capped call transactions	—	—	214,184	214,184
Other non-current assets:
Certificates of deposit and time deposits	—	3,659	—	3,659
Marketable equity securities	43,002	—	—	43,002
Non-marketable equity securities	—	—	3,000	3,000
Total assets measured at fair value	$598,645	$687,223	$217,184	$1,503,052

Liabilities measured at fair value
Current derivative liabilities:
Derivative liabilities - hedging	$—	$9,228	$—	$9,228
Derivative liabilities - exchangeable feature of senior notes	—	—	768,610	768,610
Non-current derivative liabilities:
Derivative liabilities - hedging	—	169	—	169
Total liabilities measured at fair value	$—	$9,397	$768,610	$778,007

Liabilities for which fair value is disclosed
Exchangeable senior notes	$—	$1,638,260	$—	$1,638,260
There were no transfers between levels during the three months ended September 30, 2019.

The following table presents the Group’s financial instruments measured and recognized at fair value as of June 30, 2019, by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
	(U.S. $ in thousands)
Description
Assets measured at fair value
Cash and cash equivalents:
Money market funds	$593,696	$—	$—	$593,696
U.S. treasury securities	—	6,996	—	6,996
Agency securities	—	8,084	—	8,084
Certificates of deposit and time deposits	—	9,844	—	9,844
Commercial paper	—	67,327	—	67,327
Corporate debt securities	—	7,560	—	7,560
Short-term Investments:
U.S. treasury securities	—	101,759	—	101,759
Agency securities	—	26,966	—	26,966
Certificates of deposit and time deposits	—	20,466	—	20,466
Commercial paper	—	94,035	—	94,035
Corporate debt securities	—	201,820	—	201,820
Current derivative assets:
Derivative assets - hedging	—	559	—	559
Derivative assets - capped call transactions	—	—	214,597	214,597
Non-current derivative assets:
Derivative assets - hedging	—	77	—	77
Other non-current assets:
Certificates of deposit and time deposits	—	3,660	—	3,660
Marketable equity securities	58,932	—	—	58,932
Non-marketable equity securities	—	—	3,000	3,000
Total assets measured at fair value	$652,628	$549,153	$217,597	$1,419,378

Liabilities measured at fair value
Current derivative liabilities:
Derivative liabilities - hedging	$—	$3,879	$—	$3,879
Derivative liabilities - exchangeable feature of senior notes	—	—	851,126	851,126
Non-current derivative liabilities:
Derivative liabilities - hedging	—	74	—	74
Total liabilities measured at fair value	$—	$3,953	$851,126	$855,079

Liabilities for which fair value is disclosed
Exchangeable senior notes	$—	$1,697,200	$—	$1,697,200
Due to the short-term nature of trade receivables, contract assets and trade and other payables, their carrying amount is assumed to approximate their fair value.

Assets and Liabilities Measured at Fair Value on a Recurring Basis Using Significant Unobservable Inputs (Level 3)

Embedded exchange feature of the exchangeable senior notes (“Notes”) and capped call transactions

In April 2018, the Group issued $1 billion in Notes and entered into related capped call transactions. Please refer to Note 12 for details. The embedded exchange feature of the Notes and capped call transactions (“Exchange and Capped Call Derivatives”) are measured at fair value using Black-Scholes option pricing models that utilize both observable and unobservable market inputs.

Exchange and Capped Call Derivatives are classified as level 3 as the Group uses stock price volatility implied from options traded with a substantially shorter term, which makes this an unobservable input that is significant to the valuation. In general, an increase in our stock price volatility would increase the fair value of the derivatives and would result in a net loss. Other significant inputs to the valuation includes our stock price and time to expiration of the options, which are observable. An increase in our stock price would increase the fair value of the derivatives and would result in a net loss. As time to expiration of the options decreases with passage of time, the fair value of the derivatives would decrease. The future impact on other non-operating income (expense), net depends on how significant inputs such as stock price, stock price volatility and time to expiration of the options change in relation to other inputs.

The stock price volatility as of September 30, 2019, ranged from 42.5% to 46.0%. As of September 30, 2019, a 10% higher volatility, holding other inputs constant, would result in an approximately $44.4 million lower gain for the three months ended September 30, 2019.

Non-marketable investments

Non-marketable equity securities are measured at fair value using market data, such as publicly available financing round valuations. Financial information of private companies may not be available and consequently we will estimate the fair value based on the best available information at the measurement date.

The following table presents the reconciliations of Level 3 financial instrument fair values:

	Capped Call	Embedded Exchange Feature of Notes	Non-marketable Investments
	(U.S. $ in thousands)
Balance as of June 30, 2019	$214,597	$(851,126)	$3,000
Recognized in other non-operating income (expense), net	(413)	82,516	—
Balance as of September 30, 2019	$214,184	$(768,610)	$3,000

Change in unrealized (losses) gains relating to assets and liabilities held at the end of the reporting period
Recognized in other non-operating income (expense), net	$(413)	$82,516	$—

Derivative financial instruments
The group has derivative instruments that are used for hedging activities and derivative instruments relating to the Notes and the capped call transactions as discussed in Note 12.

The fair value of the derivative instruments were as follows:

		Fair Value
	Statement of Financial Position Location	As of September 30, 2019	As of June 30, 2019
		(U.S. $ in thousands)
Derivative assets
Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Current derivative assets	$158	$247
Foreign exchange forward contracts	Non-current derivative assets	—	77
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	Current derivative assets	—	312
Total derivative assets		$158	$636
Derivative liabilities
Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Current derivative liabilities	$9,183	$3,854
Foreign exchange forward contracts	Non-current derivative liabilities	169	74
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	Current derivative liabilities	46	25
Total derivative liabilities		$9,398	$3,953
The following table sets forth the notional amounts of our derivative instruments as of September 30, 2019 (in U.S. $ thousands):

	Notional Amounts of Derivative Instruments
	Notional Amount by Term to Maturity			Classification by Notional Amount
	Under 12 months	Over 12 months	Total	Cash Flow Hedge	Non Hedge	Total
Foreign exchange forward contracts	$317,898	$16,030	$333,928	$212,608	$121,320	$333,928
The following table sets forth the notional amounts of our derivative instruments at June 30, 2019 (in U.S. $ thousands):

	Notional Amounts of Derivative Instruments
	Notional Amount by Term to Maturity			Classification by Notional Amount
	Under 12 months	Over 12 months	Total	Cash Flow Hedge	Non Hedge	Total
Foreign exchange forward contracts	$259,674	$14,477	$274,151	$230,264	$43,887	$274,151

The effects of derivatives designated as hedging instruments on our consolidated financial statements were as follows (amounts presented are prior to any income tax effects, in U.S. $ thousands):

	Three Months Ended September 30,
	2019	2018
Loss recognized into general and administrative expense - ineffective portion	$(48)	$(8)
Gross unrealized loss recognized in other comprehensive income (loss)	$(8,030)	$(3,732)
Net loss reclassified from cash flow hedge reserve into profit or loss - effective portion	$(2,285)	$(1,381)
Recognized in cost of revenues	$(198)	$(33)
Recognized in research and development	$(1,437)	$(1,124)
Recognized in marketing and sales	$(77)	$(9)
Recognized in general and administrative	$(573)	$(215)

4. Expenses
Income (loss) before income tax expense included the following expenses:

	Three Months Ended September 30,
	2019	2018
	(U.S. $ in thousands)
Depreciation:
Equipment	$457	$287
Computer hardware and software	258	414
Furniture and fittings	666	427
Leasehold improvements	3,061	1,948
Total depreciation	4,442	3,076
Amortization:
Patents and trademarks	1,921	1,856
Customer relationships	1,845	7,132
Acquired developed technology	8,449	5,351
Total amortization	12,215	14,339
Total depreciation and amortization	$16,657	$17,415
Employee benefits expense:
Salaries and wages	$108,318	$78,662
Variable compensation	19,904	14,542
Payroll taxes	10,171	7,709
Share-based payment expense	77,296	48,380
Defined contribution plan expense	6,388	4,864
Contractor expense	7,762	6,365
Other	14,148	13,036
Total employee benefits expense	$243,987	$173,558

5. Income Tax
The Group reported a tax expense of $5.1 million on pretax income of $74.5 million for the three months ended September 30, 2019, as compared to tax expense of $2.4 million on a pretax loss of $240.1 million for the three months ended September 30, 2018. During the three months ended September 30, 2019, as a result of a reduction in the U.S. deferred tax liability related to unrealized investment gains upon which the Group was relying to support recognition of its U.S. deferred tax assets, a $3.6 million non-cash charge to tax expense was recognized to reduce the carrying value of these assets.
The Group’s effective tax rate substantially differed from the United Kingdom’s income tax rate of 19% primarily due to the recognition of significant permanent differences during the three months ended September 30, 2019. Significant permanent differences include non-deductible charges relating to the Notes and related capped calls, research and development incentives, losses for which no deferred tax asset has been recorded, non-deductible share-based payment expense, and taxes in foreign jurisdictions with a tax rate different than the United Kingdom statutory rate, primarily Australia.

6. Trade Receivables
The Group’s trade receivables consisted of the following:

	As of
	September 30, 2019	June 30, 2019
	(U.S. $ in thousands)
Gross trade receivables	$100,084	$83,044
Expected credit loss allowance	(733)	(519)
Total trade receivables	$99,351	$82,525
As of September 30, 2019, one customer, a solution partner, represented 12% of the total trade receivables balance. As of June 30, 2019, two customers, both solution partners, represented 13% and 13% of the total trade receivables balance, respectively.
7. Property and Equipment
Property and equipment, net consisted of the following:

	Equipment	Computer Hardware and Software	Furniture and Fittings	Leasehold Improvements and Other	Total
	(U.S. $ in thousands)
As of September 30, 2019
Opening cost	$7,857	$10,548	$14,606	$90,038	$123,049
Additions	604	35	954	3,651	5,244
Disposals	(10)	(10)	—	—	(20)
Adjustment due to IFRS 16 adoption	—	—	—	(2,562)	(2,562)
Effect of change in exchange rates	(29)	(8)	(32)	(365)	(434)
Closing cost	8,422	10,565	15,528	90,762	125,277

Opening accumulated depreciation	(3,658)	(7,808)	(5,428)	(24,696)	(41,590)
Depreciation expense	(457)	(258)	(666)	(3,061)	(4,442)
Effect of change in exchange rates	17	10	17	105	149
Disposals	6	10	—	—	16
Adjustment due to IFRS 16 adoption	—	—	—	1,325	1,325
Closing accumulated depreciation	(4,092)	(8,046)	(6,077)	(26,327)	(44,542)
Net book amount	$4,330	$2,519	$9,451	$64,435	$80,735

8. Goodwill and Intangible Assets
Goodwill
Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill amounts are not amortized, but rather tested for impairment at least annually during the fourth quarter.
Goodwill consisted of the following:

	Notes	Goodwill
		(U.S. $ in thousands)
Balance as of June 30, 2019		$608,907
Additions	9	815
Effect of change in exchange rates		(74)
Balance as of September 30, 2019		$609,648
Additions to goodwill during the three months ended September 30, 2019, were as a result of net working capital adjustments related to the acquisition of AgileCraft LLC. See Note 9 for additional information regarding acquisitions.
There was no impairment of goodwill during the three months ended September 30, 2019.
Intangible assets
Intangible assets consisted of the following:

	Patents, Trademarks and Other Rights	Acquired Developed Technology	Customer Relationships	Total
	(U.S. $ in thousands)
As of September 30, 2019
Opening cost balance	$27,295	$197,093	$125,852	$350,240
Closing cost amount	27,295	197,093	125,852	350,240

Opening accumulated amortization	(17,828)	(118,523)	(62,914)	(199,265)
Amortization charge	(1,920)	(8,450)	(1,845)	(12,215)
Closing accumulated amortization	(19,748)	(126,973)	(64,759)	(211,480)
Net book amount	$7,547	$70,120	$61,093	$138,760
As of September 30, 2019, no development costs have qualified for capitalization, and all development costs have been expensed as incurred.
9. Business Combinations
Fiscal year 2020
We did not have any business combinations during the three months ended September 30, 2019.

Fiscal year 2019

AgileCraft

On April 3, 2019, we acquired 100% of the outstanding equity of AgileCraft LLC (“AgileCraft”), a leading provider of enterprise agile planning software. Total purchase price consideration for AgileCraft was approximately $156.6 million, which consisted of approximately $154.9 million in cash and $1.7 million in fair value of replacement shares attributable to service provided prior to acquisition. The Company issued 24,173 replacement shares and the fair value of the replacement shares was based on grant date stock price of the Company. In addition, the Company granted $12.5 million worth of restricted shares of the Company to key employees of AgileCraft, which are subject to future vesting provisions based on service conditions.

We acquired AgileCraft to complement its current product offerings and to help enterprise organizations build and manage a ‘master plan’ of their most strategic projects and workstreams. We have included the financial results of AgileCraft in its consolidated financial statements from the date of acquisition, which have not been material to date. Pro forma results of operations have not been presented for the twelve months ended June 30, 2019 because the effect of the acquisition was not material to the financial statements.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed as of the date of acquisition:

Fair Value
(U.S. $ in thousands)
Cash and cash equivalents	$1,193
Trade receivables	3,614
Prepaid expenses and other current assets	270
Intangible assets	52,900
Goodwill	101,999
Trade and other payables	(1,196)
Deferred revenue	(2,230)
Net assets acquired	$156,550

The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill. The goodwill balance is primarily attributed to the assembled workforce and expanded market opportunities. The goodwill balance is deductible for income tax purposes. The fair values assigned to tangible assets acquired, liabilities assumed and identifiable intangible assets were based on management’s estimates and assumptions. The fair value of acquired receivables approximates the gross contractual amounts receivable. Critical estimates in valuing certain intangible assets and goodwill include, but are not limited to, future expected cash flows from revenues, technology migration curve and discount rates. The deferred tax liabilities were primarily a result of the difference in the book basis and tax basis related to the identifiable intangible assets. Transaction costs of $1.2 million were expensed as incurred, which was included in general and administrative expenses.

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition.

	Fair Value	Useful Life
	(U.S. $ in thousands)	(years)
Developed technology	$34,600	5
Customer relationships	16,900	7
Backlog	1,400	3
Total intangible assets subject to amortization	$52,900

The amount recorded for developed technology represents the estimated fair value of AgileCraft’s enterprise agile planning technology. The amount recorded for customer relationships represents the fair value of the underlying relationships with AgileCraft’s customers. The amount recorded for backlog represents the fair value of AgileCraft’s backlog as of acquisition date.

OpsGenie

On October 1, 2018, we acquired 100% of the outstanding equity of OpsGenie, Inc. (“OpsGenie”), a leader in incident alerting and on-call schedule management, for cash consideration of $259.5 million. In addition, the Company granted $36.3 million worth of restricted shares of the Company to key employees of OpsGenie, which are subject to future vesting provisions based on service conditions. We acquired OpsGenie to complement our current product offerings and enable customers to plan for and respond to IT service disruptions. We have included the financial results of OpsGenie in its consolidated financial statements from the date of acquisition, which have not been material to date. Pro forma results of operations have not been presented for the twelve months ended June 30, 2019 because the effect of the acquisition was not material to the financial statements.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed as of the date of acquisition:

Fair Value
(U.S. $ in thousands)
Cash and cash equivalents	$1,232
Trade receivables	1,933
Prepaid expenses and other current assets	513
Intangible assets	87,900
Goodwill	189,727
Trade and other payables	(1,533)
Deferred revenue	(1,217)
Deferred tax liabilities, net	(19,010)
Net assets acquired	$259,545

The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill. The goodwill balance is primarily attributed to the assembled workforce and expanded market opportunities. The goodwill balance is not deductible for income tax purposes. The fair values assigned to tangible assets acquired, liabilities assumed and identifiable intangible assets were based on management’s estimates and assumptions. The fair value of acquired receivables approximates the gross contractual amounts receivable. Critical estimates in valuing certain intangible assets and goodwill include, but are not limited to, future expected cash flows from revenues, technology migration curve, customer attrition rate and discount rates. The deferred tax liabilities were primarily a result of the difference in the book basis and tax basis related to the identifiable intangible assets. Transaction costs of $1.8 million were expensed as incurred, which was included in general and administrative expenses.

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition.

	Fair Value	Useful Life
	(U.S. $ in thousands)	(years)
Developed technology	$35,600	5
Customer relationships	48,600	10
Trade name	3,700	5
Total intangible assets subject to amortization	$87,900

The amount recorded for developed technology represents the estimated fair value of OpsGenie’s incident management and alerting technology. The amount recorded for customer relationships represents the fair value of the underlying relationships with OpsGenie customers. The amount recorded for trade name represents the fair value of OpsGenie trade name.

Other fiscal year 2019 business combinations
On April 8, 2019, we acquired 100% of the outstanding equity of Good Software Co. Pty Ltd (“Good Software”) for cash consideration of approximately $2.7 million. In addition, the Company granted $1.3 million worth of restricted shares of the Company to a key employee of Good Software, which are subject to future vesting provisions based on service conditions. Good Software provides analytics tools for Confluence. We acquired Good Software to integrate the analytics tool into Confluence and to complement our current Confluence product. The purchase price was allocated to net tangible assets of $0.2 million, developed technology of $0.6 million, customer relationship of $0.3 million and goodwill of $1.6 million. The goodwill balance is primarily attributed to the assembled workforce and expanded market opportunities when integrating with Confluence. The goodwill balance is partially deductible for income tax purposes.

On December 10, 2018, we acquired the intangible assets of Ludable LLC (“Ludable”) related to Butler for Trello, a workflow automation tool, for cash consideration of approximately $6.0 million. In addition, the Company granted $3.5 million worth of restricted shares of the Company to the key employee of Ludable, which are subject to future vesting provisions based on service conditions. The transaction was accounted for as a business combination in accordance with the relevant guidance. We acquired the Butler for Trello assets to complement our existing Trello offerings and to help automate manual and repetitive tasks. The purchase price was allocated to developed technology of $1.5 million and goodwill of $4.5 million. The goodwill balance is primarily attributed to the assembled workforce and expanded market opportunities when integrating with Trello. The goodwill balance is deductible for income tax purposes.

The purchase price allocations are preliminary and subject to revision as additional information existing as of the respective acquisition dates but unknown to us may become available within the respective measurement periods (up to one year from the respective acquisition dates). The primary areas of the purchase price allocation that are not yet finalized are identification of contingencies and goodwill.

10. Other Balance Sheet Accounts
Cash and cash equivalents
Cash and cash equivalents consisted of the following:

	As of
	September 30, 2019	June 30, 2019
	(U.S. $ in thousands)
Cash and bank deposits	$523,493	$565,030
Amounts due from third-party credit card processors	12,145	9,904
U.S. treasury securities	—	6,996
Corporate securities	5,000	7,560
Agency securities	10,005	8,084
Commercial paper	80,905	67,327
Money market funds	555,643	593,696
Certificates of deposits and time deposits	—	9,844
Total cash and cash equivalents	$1,187,191	$1,268,441

Other non-current assets
Other non-current assets consisted of the following:

	As of
	September 30, 2019	June 30, 2019
	(U.S. $ in thousands)
Marketable equity securities	$43,002	$58,932
Non-marketable equity securities	3,000	3,000
Security deposits	5,118	5,010
Other	11,632	9,780
Total other non-current assets	$62,752	$76,722
As of September 30, 2019 and June 30, 2019, the Group had certificates of deposit and time deposits totaling $3.7 million which were classified as long-term and were included in security deposits. Included in the Group’s other non-current assets balance as of September 30, 2019 and June 30, 2019 was $7.1 million of restricted cash used for commitments of standby letters of credit related to facility leases and were not available for the Group’s use in its operations.
Trade and other payables
Trade and other payables consisted of the following:

	As of
	September 30, 2019	June 30, 2019
	(U.S. $ in thousands)
Trade payables	$32,757	$24,993
Accrued expenses	51,115	53,802
Accrued compensation and employee benefits	16,332	54,507
Sales and indirect taxes	9,901	9,158
Customer deposit	9,134	7,943
Other payables	6,196	7,471
Total trade and other payables	$125,435	$157,874
11. Revenues
Deferred revenues

We record deferred revenues when cash payments are received or due in advance of our performance, including amounts which are refundable. The increase in the deferred revenue balance for the three months ended September 30, 2019 is primarily driven by cash payments received or due in advance of satisfying our performance obligations, offset by $188.1 million of revenues recognized that were included in the deferred revenue balance as of June 30, 2019.

Transaction price allocated to remaining performance obligations

As of September 30, 2019, approximately $536.9 million of revenue is expected to be recognized from transaction price allocated to remaining performance obligations. We expect to recognize revenue on approximately 92% of these remaining performance obligations over the next 12 months with the balance recognized thereafter.

Disaggregated revenues
The Group’s revenues by geographic region based on end-users who purchased our products or services are as follows:

	Three Months Ended September 30,
	2019	2018
	(U.S. $ in thousands)
Americas	$180,834	$133,918
EMEA	141,888	103,789
Asia Pacific	40,668	29,585
Total revenues	$363,390	$267,292
Revenues from the United States totaled approximately $158 million and $118 million for the three months ended September 30, 2019 and 2018, respectively.

12. Exchangeable Senior Notes

2023 Exchangeable Senior Notes

In April 2018, Atlassian, Inc., a wholly owned subsidiary of the Company, issued $850 million in aggregate principal amount of Notes due on May 1, 2023. In May 2018, the initial purchasers of the Notes exercised their option to purchase an additional $150 million in aggregate principal amount of the Notes, bringing the total aggregate principal amount of the Notes to $1 billion. The Notes are senior, unsecured obligations of the Company, and are scheduled to mature on May 1, 2023, unless earlier exchanged, redeemed or repurchased. The Notes bear interest at a rate of 0.625% per year payable semiannually in arrears on May 1 and November 1 of each year, beginning on November 1, 2018.

The exchange feature of the Notes requires bifurcation from the Notes and is accounted for as a derivative liability. The Notes embedded exchange derivative is carried on the consolidated statements of financial position at its estimated fair value and is adjusted at the end of each reporting period, with unrealized gain or loss reflected in the consolidated statements of operations.

In connection with the issuance of the Notes, the Company entered into privately negotiated capped call transactions with certain financial institutions. The capped call transactions expire in May 2023 and must be settled in cash. The capped call transactions are expected to generally offset cash payments due, limited by a capped price per share. The initial cap price of the capped call transactions is $114.42 per share and is subject to certain adjustments under the terms of the capped call transactions. The capped call transactions are accounted for as derivative assets and are carried on the consolidated statements of financial position at their estimated fair value. The capped calls are adjusted to fair value each reporting period, with unrealized gain or loss reflected in the consolidated statements of operations.

The current or non-current classification of the embedded exchange derivative liability and the capped calls asset corresponds with the classification of the Notes on the consolidated statements of financial position. The classification is evaluated at each balance sheet date, and may change from time to time depending on whether the exchange conditions are met. As of September 30, 2019, and June 30, 2019, the closing price exchange condition has been met and the Notes, exchange derivative liability and the capped call assets are classified as current. Please refer to Note 3 for details on the valuation of exchange feature derivative liability and capped call assets.

The principal amount, unamortized debt discount, unamortized issuance costs and net carrying amount of the liability component of the Notes as of September 30, 2019 and June 30, 2019, were as follows:

	As of
	September 30, 2019	June 30, 2019
	(U.S. $ in thousands)
Principal amount	$1,000,000	$1,000,000
Unamortized debt discount	(131,652)	(140,011)
Unamortized issuance costs	(6,030)	(6,413)
Net liability	$862,318	$853,576

The effective interest rate, contractual interest expense and amortization of debt discount for the Notes for the three months ended September 30, 2019 and 2018 were as follows:

	Three Months Ended September 30,	Three Months Ended September 30,
	2019	2018
	(U.S. $ in thousands)
Effective interest rate	4.83%	4.83%
Contractual interest expense	$1,563	$1,563
Amortization of debt discount	$8,359	$7,968

Reconciliation of assets and liabilities arising from financing activities:

	Capped Call Assets	Exchangeable Notes, Net	Embedded Exchange Feature of Notes	Accrued Interest
	(U.S. $ in thousands)
Balance as of June 30, 2019	$(214,597)	$853,576	$851,126	$1,042
Amortization of debt discount and issuance cost	—	8,742	—	—
Fair value changes	413	—	(82,516)	—
Accrual of interest	—	—	—	1,563
Balance as of September 30, 2019	$(214,184)	$862,318	$768,610	$2,605

13. Earnings Per Share
Basic earnings per share is computed by dividing the net income (loss) attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by giving effect to all potential weighted-average dilutive shares. The dilutive effect of outstanding awards is reflected in diluted earnings per share by application of the treasury stock method.

A reconciliation of the calculation of basic and diluted income (loss) per share is as follows:

	Three Months Ended September 30,
	2019	2018
	(U.S. $ in thousands except per share data)
Numerator:
Net income (loss) per share attributable to ordinary shareholders:	$69,320	$(242,445)
Denominator:
Weighted-average ordinary shares outstanding—basic	242,791	236,219
Effect of potentially dilutive shares:
Share options and RSUs	8,092	—
Weighted-average ordinary shares outstanding—diluted	250,883	236,219
Net income (loss) per share attributable to ordinary shareholders:
Basic net income (loss) per share	$0.29	$(1.03)
Diluted net income (loss) per share	$0.28	$(1.03)

For the three months ended September 30, 2019, there were no potentially anti-dilutive weighted-average shares excluded from the computation of net income per share. For the three months ended September 30, 2018, potential anti-dilutive weighted-average shares excluded from the computation of net loss per share was 10.6 million.

14. Share-based Payments
The Group maintains four share-based employee compensation plans: the 2015 Share Incentive Plan (“2015 Plan”); the 2014 Restricted Share Unit Plan (“2014 Plan”); the Atlassian Corporation Plc 2013 U.S. Share Option Plan (“2013 U.S. Option Plan”); and the Atlassian UK Employee Share Option Plan (together with the 2013 U.S. Option Plan, the “Option Plans”). In October 2015, the Board of Directors approved the 2015 Plan, and in November 2015, our shareholders adopted the 2015 Plan, effective on the date of our initial public offering, which serves as the successor to the 2014 Plan and the Option Plans and provides for the issuance of incentive and nonstatutory share options, share appreciation rights, restricted share awards, RSUs, unrestricted share awards, cash-based awards, performance share awards, performance-based awards to covered employees, and dividend equivalent rights to qualified employees, directors and consultants.
RSU grants generally vest over four years, with 25% vesting around the one-year anniversary of the date of grant and 1/12th of the remaining RSUs vesting on a quarterly basis thereafter. Individuals must continue to provide services to a Group entity in order to vest.
Under the Option Plans, share options have a contractual life of seven to ten years and typically follow a standard vesting schedule over a four year period: 25% vest after one year and 1/48th monthly vesting for the 36 months thereafter. Individuals must continue to provide services to a Group entity in order to vest. Upon termination, all unvested options are forfeited and vested options must generally be exercised within three months.

RSU and share option activity was as follows:

		Share Options
	Shares Available for Grant	Outstanding	Weighted- Average Exercise Price	RSUs Outstanding
Balance as of June 30, 2019	38,128,994	1,220,826	$2.47	9,211,611
RSUs granted	(563,396)	—	—	563,396
RSUs canceled	173,838	—	—	(173,838)
RSUs settled	—	—	—	(992,264)
Share options exercised	—	(255,990)	2.56	—
Share options canceled	549	(549)	1.14	—
Balance as of September 30, 2019	37,739,985	964,287	$2.45	8,608,905
Share options vested and exercisable as of September 30, 2019		887,929	$2.55
Share options vested and exercisable as of June 30, 2019		1,027,372	$2.55
The weighted-average remaining contractual life for options outstanding as of September 30, 2019 and June 30, 2019 was 3.6 years and 3.6 years, respectively.
Options vested and exercisable as of September 30, 2019 and June 30, 2019, had a weighted-average remaining contractual life of approximately 3.4 years and 3.2 years, respectively.
All share-based payments are measured based on the grant date fair value of the awards and recognized in the consolidated statements of operations over the period during which the employee is required to perform services in exchange for the award (generally the four-year vesting period of the award).
The weighted-average grant date fair value of the RSUs issued during the three months ended September 30, 2019 and 2018 was $138.36 per share and $68.07 per share, respectively.
As of September 30, 2019, the Group had an aggregate of $282.7 million of future period share-based payment expense related to all equity awards outstanding, net of estimated forfeitures, to be amortized over a weighted-average period of 1.3 years.
Restricted stock
The Group did not grant any restricted stock during the three months ended September 30, 2019. As of September 30, 2019 and June 30, 2019, there were 593,567 and 911,367 shares of restricted stock outstanding, respectively. These outstanding shares of restricted stock are subject to forfeiture or repurchase at the original exercise price during the repurchase period following employee termination, as applicable.
15. Related Party Transactions
During the reporting period, we had no related party transactions that had a material effect on our business, financial position or results in the reporting period.

16. Subsequent Event
In October 2019, we acquired Code Barrel Pty Ltd, a workflow automation tool for Jira. The consideration is comprised of approximately $39 million in cash. We are in the process of finalizing the intangible assets valuation and acquisition price allocation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This quarterly report contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that articulate our expectations, strategy, plans or intentions. Forward-looking statements contained in this quarterly report include, but are not limited to, statements about:

•	Our future financial performance, including our revenues, cost of revenues, gross profit or gross margin and operating expenses;

•	The sufficiency of our cash and cash equivalents to meet our liquidity needs;

•	Our ability to increase the number of customers using our software;

•	Our ability to attract and retain customers to use our products and solutions;

•	Our ability to develop new products and enhancements to our existing products;

•	Our ability to successfully expand in our existing markets and into new markets;

•	Our ability to effectively manage our growth and future expenses;

•	Our ability to prevent security breaches and unauthorized access to customer data;

•	Our ability to maintain, protect and enhance our intellectual property;

•	Our ability to grow our cloud offerings;

•	Our future growth and profitability;

•	Our ability to comply with modified or new laws and regulations applying to our business, including privacy and data security regulations;

•	Our ability to attract and retain qualified employees and key personnel;

•	Future acquisitions of, or investments in, complementary companies, products, services or technologies.
We caution you that the foregoing list may not contain all of the forward-looking statements made in this quarterly report.
You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this quarterly report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in “Risk Factors” and elsewhere in this quarterly report. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this quarterly report. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.
The forward-looking statements made in this quarterly report relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this quarterly report to reflect events or circumstances after the date of this quarterly report or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, or investments.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this quarterly report and our annual report on Form 20-F filed with the SEC on August 23, 2019. As discussed in the section titled “Special Note Regarding Forward-Looking Statements,” the following discussion and analysis contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” in this quarterly report.
Overview
Our mission is to unleash the potential of every team.
Our products help teams organize, discuss and complete their work — delivering superior outcomes for their organizations.
Our products serve teams of all shapes and sizes, in virtually every industry. Our primary products include Jira, for planning and project management, Confluence for content creation and sharing, Trello for capturing and adding structure to fluid, fast-forming work for teams, Bitbucket for code sharing and management, Jira Service Desk for team service and support applications, Opsgenie for incident management, and Jira Align for enterprise agile planning. Together, our products form an integrated system for organizing, discussing and completing shared work, becoming deeply entrenched in how people collaborate and how organizations run.
We begin with a deep investment in product development to create and refine high-quality and versatile products that users love. By making our products affordable for organizations of all sizes and transparently sharing our pricing online for most of our products, we do not follow the practice of opaque pricing and discounting that is typical in the enterprise software industry. We pursue customer volume, targeting every organization, regardless of size, industry or geography.
To reach this expansive market, we primarily distribute and sell our products online without traditional sales infrastructure where our customers can get started in minutes without the need for assistance. We focus on enabling a self-service, low-friction model that makes it easy for customers to try, adopt and use our products. By making our products simple, powerful, affordable and easy to adopt, we generate demand from word-of-mouth and viral expansion within organizations.
Our culture of innovation, transparency and dedication to customer service drives our success in implementing and refining this unique approach. We believe this approach creates a self-reinforcing effect that fosters innovation, quality, customer happiness, scale and profitability. As a result of this strategy, we invest significantly more in research and development activities than in traditional sales activities relative to other enterprise software companies.
A substantial majority of our sales are automated through our website, including sales of our products through our solution partners and resellers. Our solution partners and resellers primarily focus on customers in regions that require local language support. We plan to continue to invest in our partner programs to help us enter and grow in new markets, complementing our automated, low-touch approach.
We generate revenues primarily in the form of subscriptions, perpetual licenses, maintenance, and other sources. Subscription revenues consist primarily of fees earned from subscription-based arrangements for providing customers the right to use our software in a cloud-based-infrastructure that we provide. We also sell on-premises term licenses, comprised of software licensed for a specified period and support and maintenance service that is bundled with the license for the term of the license period. From time to time we make changes to our prices and pricing plans for our products which may impact the growth rate of our revenue and deferred revenue balances.

Maintenance provides our customers with access to unspecified future updates, upgrades and enhancements and technical product support for perpetual license products on an if and when available basis. Maintenance revenue combined with a subscription revenue business, through our cloud and Data Center products, results in a large recurring revenue base.

Customers typically pay us 100% of the initial perpetual license fee as maintenance revenue annually, beginning in the first year. We recognize revenue on the license portion of perpetual license arrangements and term license agreements on the date of product delivery in substantially all situations but, for maintenance and subscriptions, revenue is recognized ratably over the term of the contract. Any invoice amounts or payments received in advance of revenue recognition from subscriptions or maintenance are included in our deferred revenue balance. The deferred revenue balance is influenced by several factors, including customer decisions around timing of renewals, length of contracts and invoice timing within the period.
We have made and will continue to make significant investments in our business to support future growth, including a sizeable increase in our global employee base. For example, as of September 30, 2019 and 2018 we had 3,927 and 2,738 employees, respectively.
During the three months ended September 30, 2019, we launched Cloud Premium plans for Jira Software, Confluence, and Jira Service Desk. Cloud Premium will give teams the confidence to scale reliably with advanced features, plus higher availability, unlimited storage, and Premium Support. The Group also launched free plans of Jira Software, Confluence, Jira Service Desk, and Jira Core to give teams of all sizes, even small ones, a set of fundamental capabilities for team collaboration.
Key Metrics
We utilize the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.
Customers
We have successfully demonstrated a history of growing both our customer base and spend per customer through growth in users, purchase of new licenses and adoption of new products. We believe that our ability to attract new customers and grow our customer base drives our success as a business.
As of September 30, 2019, we had 159,787 customers. With these customers using our software today, we are able to reach a vast number of users, gather insights to refine our offerings and generate growing revenue by expanding within our customer base. No single customer contributed more than 5% of our total revenues during the three months ended September 30, 2019.
We define the number of customers at the end of any particular period as the number of organizations with unique domains that have at least one active and paid license or subscription of our products for which they paid approximately $10 or more per month. While a single customer may have distinct departments, operating segments, or subsidiaries with multiple active licenses or subscriptions of our products, if the product deployments share a unique domain name, we only include the customer once for purposes of calculating this metric. We define active licenses as those licenses that are under an active maintenance or subscription contract as of period end.
Our customers, as defined in this metric, have generated substantially all of our revenue in each of the periods presented. Including organizations who have only adopted our free or starter products, the active use of our products extends well beyond our 159,787 customers.
The following table sets forth our number of customers:

	As of
	September 30, 2018	December 31, 2018*	March 31, 2019	June 30, 2019**	September 30, 2019
Customers	131,684	138,235	144,038	152,727	159,787
* Includes an increase of 1,396 customers due to acquisition of OpsGenie.
** Includes an increase of approximately 2,500 Trello customers as a result of the open board limits we introduced for Trello.
Free cash flow
Free cash flow is a non-IFRS financial measure that we calculate as net cash provided by operating activities less net cash used in investing activities for capital expenditures, and net cash used in financing activities for payments of lease obligations.

	Three Months Ended September 30,
	2019	2018
	(U.S. $ in thousands)
Net cash provided by operating activities	$76,191	$84,929
Less: Capital expenditures	(6,113)	(10,716)
Less: Payments of lease obligations	(7,670)	—
Free cash flow *	$62,408	$74,213

* As a result of our adoption of IFRS 16 on July 1, 2019, we have updated our definition of free cash flow to subtract payments of lease obligations under IFRS 16. These payments were previously, but no longer, reported in cash provided by operating activities. As a result, free cash flow is not affected by this change. Please see Note 2 for additional information regarding IFRS 16 adoption.
Free cash flow decreased $11.8 million during the three months ended September 30, 2019 as compared to the three months ended September 30, 2018 as a result of a decrease of $8.7 million in net cash provided by operating activities and payment of lease obligations of $7.7 million, offset by a decrease of $4.6 million in capital expenditures.
For more information about net cash provided by operating activities, please see “Liquidity and Capital Resources”.
Components of Results of Operations
Sources of Revenues
Subscription revenues

Subscription revenues consist primarily of fees earned from subscription-based arrangements for providing customers the right to use our software in a cloud-based-infrastructure that we provide. We also sell on-premises term licenses, comprised of software licensed for a specified period and support and maintenance service that is bundled with the license for the term of the license period. In addition, we sell various tiered support subscription offerings. Subscription revenues are driven primarily by the number and size of active licenses, the type of product and the price of the licenses. Our subscription-based arrangements generally have a contractual term of one to twelve months, with a majority being one month. For cloud-based services, subscription revenue is recognized ratably as services are performed, commencing with the date the service is made available to customers. For on-premises term-based licenses, we recognize revenue upfront for the portion that relates to the delivery of the term license and the support and related revenue is recognized ratably as the services are delivered over the term of the arrangement. Tiered support revenue is recognized ratably as the services are delivered over the term of the agreement.

Maintenance revenues

Maintenance revenues represent fees earned from providing customers unspecified future updates, upgrades and enhancements and technical product support for perpetual license products on an if and when available basis. Maintenance revenue is recognized ratably over the term of the support period.

Perpetual license revenues
Perpetual license revenues represent fees earned from the license of software to customers for use on the customer’s premises. Software is licensed on a perpetual basis. Perpetual license revenues consist of the revenues recognized from sales of licenses to new customers and additional licenses to existing customers. We recognize revenue on the license portion of perpetual license arrangements on the date of license delivery in substantially all situations.
Other revenues
Other revenues include fees received for sales of third-party apps in the Atlassian Marketplace, technical account management, and training and consulting services. Revenue from the sale of third-party apps via Atlassian Marketplace is recognized at the date of product delivery given that all of our obligations have been met at that time and net of the vendor liability portion, as we function as the agent in the relationship. Revenue from technical account management is recognized over the time period that the customer has access to the services. Revenue from training and consulting service is recognized as delivered or as the rights to receive training expire.

Cost of Revenues
Cost of revenues primarily consists of employee-related costs, including share-based payment expense, associated with our customer support and infrastructure service teams; expenses related to hosting our cloud infrastructure, which includes third-party hosting fees and depreciation associated with computer equipment and software; payment processing fees; amortization of product technologies; and facilities and related overhead costs. To support our cloud-based infrastructure, we utilize third-party managed hosting facilities and self-managed data centers. We allocate share-based payment expense to personnel costs based on the expense category in which the employee works. We allocate overhead such as information technology infrastructure, rent and occupancy charges in each expense category based on headcount in that category. As such, general overhead expenses are reflected in cost of revenues and operating expense categories.
Our cost of revenues also includes amortization of acquired intangible assets, such as the amortization of the cost associated with an acquired company’s developed technology.
Gross Profit and Gross Margin
Gross profit is total revenues less total cost of revenues. Gross margin is gross profit expressed as a percentage of total revenues. Gross margin can fluctuate from period to period as a result of changes in product and services mix.
Operating Expenses
Our operating expenses are classified as research and development, marketing and sales, and general and administrative. For each functional category, the largest component is employee and labor-related expenses, which include salaries and bonuses, share-based payment expense, employee benefit costs and contractor costs. We allocate overhead such as information technology infrastructure, certain IT program expenses, and rent and occupancy charges in each expense category based on headcount in that category.
Research and development
Research and development expenses consist primarily of salaries and related expenses, including share-based payment expense, contract software development costs, certain IT program expenses, and facilities and related overhead costs. We continue to focus our research and development efforts on building new products, adding new features and services, integrating acquired technologies, increasing functionality, enhancing our cloud infrastructure and developing our mobile capabilities.
Marketing and sales
Marketing and sales expenses consist primarily of salaries and related expenses, including share-based payment expense, for our marketing and sales employees, marketing and sales programs, certain IT program expenses, and facilities and related overhead costs. Marketing programs consist of advertising, promotional events, corporate communications, brand building and product marketing activities such as online lead generation. Sales programs consist of activities and teams focused on supporting our solution partners and resellers, tracking channel sales activity, supporting and servicing our largest customers by helping optimize their experience across our product portfolio, helping customers expand their use of our products across their organizations and helping product evaluators learn how they can use our tools most effectively.
General and administrative
General and administrative expenses consist of salaries and related expenses, including share-based payment expense, for finance, legal, human resources and information technology personnel, as well as external legal, accounting and other, professional fees, certain IT program expenses, other corporate expenses and facilities and related overhead costs.
Share-based payment expense
We allocate share-based payment expense to personnel costs based on the functional category in which the employee works. We recognize our share-based payments as an expense in the statement of operations based on their grant date fair values and vesting periods.
We adhere to the accelerated method of expense recognition for share-based awards subject to graded vesting (i.e., when portions of the award vest at different dates throughout the vesting period). For example, for a grant vesting over four years, we treat the grant as multiple awards (sometimes referred to as “tranches”) and recognize the cost on a straight-line basis separately for each tranche. This results in the majority of the grant’s share-based payment expense being recognized in the first year of the grant rather than equally per year under a straight-line expense methodology.
During the three months ended September 30, 2019 and 2018, we recognized share-based payment expense of $77.3 million and $48.4 million, respectively. As of September 30, 2019, the aggregate share-based payment expense remaining to be amortized to cost of revenues and operating expenses, over a weighted-average period of 1.3 years, is $282.7 million. We expect this share-based payment expense balance to be amortized as follows: $156.5 million during the remaining fiscal 2020; $89.1 million during fiscal 2021; $30.9 million during fiscal 2022, and $6.1 million during fiscal 2024. The expected amortization reflects only outstanding share awards as of September 30, 2019. We expect to continue to issue share-based awards to our employees in future periods.
Income taxes
Income taxes primarily consist of income taxes in the United Kingdom, Australia and the United States, as well as income taxes in certain other foreign jurisdictions.
We generally conduct our international operations through wholly-owned subsidiaries and report our taxable income in various jurisdictions.
Net income
We had net income for the three months ended September 30, 2019 on an IFRS basis primarily due to the marking to fair value of the embedded exchange feature of the Notes and the related capped call transactions.
Results of Operations
The following table sets forth our results of operations for the periods indicated:

	Three Months Ended September 30,
	2019	2018
	(U.S. $ in thousands)
Revenues:
Subscription	$201,095	$134,065
Maintenance	110,071	92,736
Perpetual license	24,744	21,839
Other	27,480	18,652
Total revenues	363,390	267,292
Cost of revenues (1) (2)	62,279	45,185
Gross profit	301,111	222,107
Operating expenses:
Research and development (1) (2)	175,882	124,380
Marketing and sales (1) (2)	68,043	52,262
General and administrative (1)	61,741	45,657
Total operating expenses	305,666	222,299
Operating loss	(4,555)	(192)
Other non-operating income (expense), net	82,235	(237,248)
Finance income	9,112	7,266
Finance costs	(12,327)	(9,902)
Income (loss) before income tax expense	74,465	(240,076)
Income tax expense	(5,145)	(2,369)
Net income (loss)	$69,320	$(242,445)
______________________________

(1)    Amounts include share-based payment expense, as follows:

Cost of revenues	$4,712	$3,519
Research and development	48,939	26,846
Marketing and sales	10,631	7,761
General and administrative	13,014	10,254

(2)    Amounts include amortization of acquired intangible assets, as follows:

Cost of revenues	$8,488	$5,351
Research and development	41	—
Marketing and sales	3,686	8,988
The following table sets forth our results of operations data for the periods indicated as a percentage of total revenues:

	Three Months Ended September 30,
	2019	2018
Revenues:
Subscription	55%	50%
Maintenance	30	35
Perpetual license	7	8
Other	8	7
Total revenues	100	100
Cost of revenues	17	17
Gross profit	83	83
Operating expenses:
Research and development	48	47
Marketing and sales	19	19
General and administrative	17	17
Total operating expenses	84	83
Operating loss	(1)	—
Other non-operating income (expense), net	23	(89)
Finance income	2	2
Finance costs	(4)	(4)
Income (loss) before income tax expense	20	(91)
Income tax expense	(1)	—
Net income (loss)	19%	(91)%
Three Months Ended September 30, 2019 and 2018
Revenues

	Three Months Ended September 30,
	2019	2018	$ Change	% Change
	(U.S. $ in thousands)
Subscription	$201,095	$134,065	$67,030	50%
Maintenance	110,071	92,736	17,335	19
Perpetual license	24,744	21,839	2,905	13
Other	27,480	18,652	8,828	47
Total revenues	$363,390	$267,292	$96,098	36

Total revenues increased $96.1 million, or 36%, in the three months ended September 30, 2019 compared to the three months ended September 30, 2018. Growth in total revenues was primarily attributable to increased demand for our products from both new and existing customers. Of total revenues recognized in the three months ended September 30, 2019, over 90% was attributable to sales to customer accounts existing on or before June 30, 2019. Our number of total customers increased from 131,684 at September 30, 2018 to 159,787 at September 30, 2019.
Subscription revenues increased $67.0 million, or 50%, in the three months ended September 30, 2019 compared to the three months ended September 30, 2018. The increase in subscription revenues was primarily attributable to additional subscriptions from our existing customer base. As customers increasingly adopt cloud-based subscription services and term-based licenses for our on-premises Data Center products for their business needs, we expect our subscription revenues to continue to increase at a rate higher than the rate of increase of our perpetual license revenues and maintenance revenues in future periods.
Maintenance revenues increased $17.3 million, or 19%, in the three months ended September 30, 2019 compared to the three months ended September 30, 2018. The increase in maintenance revenues was primarily attributable to renewals of software maintenance contracts from our customers related to our perpetual license software offerings.
Perpetual license revenues increased $2.9 million, or 13%, in the three months ended September 30, 2019 compared to the three months ended September 30, 2018. A substantial majority of the increase in perpetual license revenues was attributable to additional licenses to existing customers.
Other revenues increased $8.8 million, or 47%, in the three months ended September 30, 2019 compared to the three months ended September 30, 2018. The increase in other revenues was primarily attributable to an increase in revenue from sales of third-party apps through our Atlassian Marketplace.
Total revenues by geography were as follows:

	Three Months Ended September 30,
	2019	2018	$ Change	% Change
	(U.S. $ in thousands)
Americas	$180,834	$133,918	$46,916	35%
EMEA	141,888	103,789	38,099	37
Asia Pacific	40,668	29,585	11,083	37
Total revenues	$363,390	$267,292	$96,098	36
Cost of Revenues

	Three Months Ended September 30,
	2019	2018	$ Change	% Change
	(U.S. $ in thousands)
Cost of revenues	$62,279	$45,185	$17,094	38%
Gross margin	83%	83%
Cost of revenues increased $17.1 million, or 38%, in the three months ended September 30, 2019 compared to the three months ended September 30, 2018. The overall increase was primarily due to an increase in compensation expense for employees and contractors of $5.8 million (which includes an increase of $1.2 million in share-based payment expenses), an increase of $4.3 million in hosting fees and $3.1 million of amortization related to our acquired intangible assets.
We increased our headcount during the period to meet the higher demand for services from our customers. We expect to continue to invest in additional personnel as we scale. Over time, we expect the revenue from our cloud subscription business to grow as a percentage of total revenues. As a result, we intend to continue to invest in our cloud infrastructure, which we expect to lead to an increase in cost of revenues in absolute dollars.

Operating Expenses
Research and development

	Three Months Ended September 30,
	2019	2018	$ Change	% Change
	(U.S. $ in thousands)
Research and development	$175,882	$124,380	$51,502	41%
Research and development expenses increased $51.5 million, or 41%, in the three months ended September 30, 2019 compared to the three months ended September 30, 2018. The overall increase was primarily a result of an increase in compensation expense for employees and contractors of $43.3 million (which includes an increase of $22.1 million in share-based payment expense).
We increased our research and development headcount during the period in order to enhance and extend our service offerings and develop new technologies. We expect that research and development expenses will increase in absolute dollars and may increase as a percentage of revenues in future periods as we continue to invest in additional personnel and technology to support the development, improvement and integration of technologies.
Marketing and sales

	Three Months Ended September 30,
	2019	2018	$ Change	% Change
	(U.S. $ in thousands)
Marketing and sales	$68,043	$52,262	$15,781	30%

Marketing and sales expenses increased $15.8 million, or 30%, for the three months ended September 30, 2019 compared to the three months ended September 30, 2018. Marketing and sales expenses increased primarily due to an increase of $10.8 million in compensation expense for employees (which includes an increase of $2.9 million in share-based payment expense) and an increase of $4.5 million in advertising costs.
Our marketing and sales headcount increased during the period as a result of hiring additional personnel to expand our relationship with our existing customers and to attract new customers. We expect marketing and sales expenses to increase in absolute dollars as we continue to invest in marketing and sales personnel, expand our global promotional activities, build brand awareness, expand our relationship with existing customers, attract new customers and sponsor additional marketing events.
General and administrative

	Three Months Ended September 30,
	2019	2018	$ Change	% Change
	(U.S. $ in thousands)
General and administrative	$61,741	$45,657	$16,084	35%
General and administrative expenses increased $16.1 million, or 35%, in the three months ended September 30, 2019 compared to the three months ended September 30, 2018. The increase was primarily due to an increase of $9.1 million in compensation expense for employees and contractors (which includes an increase of $2.8 million in share-based payment expense), and an increase of $8.4 million in depreciation expense related to our right-of-use assets due to the implementation of IFRS 16.
Our general and administrative headcount increased during the period as we added personnel to support our growth. We expect that general and administrative expenses will increase in absolute dollars as we continue to invest in additional personnel and we incur additional professional fees related to the growth of our business.

Other non-operating income (expense), net

	Three Months Ended September 30,
	2019	2018	$ Change	% Change
	(U.S. $ in thousands)
Other non-operating income (expense), net	$82,235	$(237,248)	$319,483	**
______________________________
** Not meaningful
Other non-operating income (expense), net changed from net (expense) to net income in the amount of $319.5 million in the three months ended September 30, 2019 compared to the three months ended September 30, 2018. The increase was primarily due to the net impact from the mark to fair value of the embedded exchange feature of the Notes and the related capped call transactions of $318.5 million.
Income tax expense

	Three Months Ended September 30,
	2019	2018	$ Change	% Change
	(U.S. $ in thousands)
Income tax expense	$(5,145)	$(2,369)	$(2,776)	**
Effective tax rate	**	**
______________________________
** Not meaningful
We reported a tax expense of $5.1 million on pretax income of $74.5 million and a tax expense of $2.4 million on pretax loss of $240.1 million for the three months ended September 30, 2019 and 2018, respectively. During the three months ended September 30, 2019, as a result of a reduction in the U.S. deferred tax liability related to unrealized investment gains upon which the Group was relying to support recognition of its U.S. deferred tax assets, a $3.6 million non-cash charge to tax expense was recognized to reduce the carrying value of these assets.
The Group’s effective tax rate substantially differed from the United Kingdom’s income tax rate of 19% primarily due to the recognition of significant permanent differences during the three months ended September 30, 2019. Significant permanent differences include non-deductible charges relating to our Notes and related capped calls, research and development incentives, losses for which no deferred tax asset has been recorded, non-deductible share-based payment expense, and taxes in foreign jurisdictions with a tax rate different than the United Kingdom statutory rate, primarily Australia.
Liquidity and Capital Resources
As of September 30, 2019, we had cash and cash equivalents totaling $1.2 billion, short-term investments totaling $587.5 million and trade and other receivables totaling $99.4 million.
Our cash flows from operating activities, investing activities and financing activities for the three months ended September 30, 2019 and 2018 were as follows:

	Three Months Ended September 30,
	2019	2018
	(U.S. $ in thousands)
Net cash provided by operating activities	$76,191	$84,929
Net cash (used in) provided by investing activities	(149,216)	22,568
Net cash (used in) provided by financing activities	(7,015)	587
Effect of exchange rate changes on cash and cash equivalents	(1,210)	(643)
Net (decrease) increase in cash and cash equivalents	$(81,250)	$107,441

We believe that our existing cash and cash equivalents, together with cash generated from operations, will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors including our growth rate, the timing and extent of spend on research and development efforts, employee headcount, marketing and sales activities, acquisitions of additional businesses and technologies, the timing and extent of exchange of the Notes for payments of cash, the introduction of new software and service offerings, enhancements to our existing software and services offerings and the continued market acceptance of our products.
Cash provided by operating activities has historically been affected by the amount of net income (loss) adjusted for non-cash expense items such as depreciation and amortization, depreciation on our right-of-use assets, non-coupon impact related to the Notes and capped calls and expense associated with share-based awards, the timing of employee-related costs such as bonus payments, collections from our customers, which is our largest source of operating cash flows, and changes in other working capital accounts.
Accounts impacting working capital consist of trade receivables, prepaid expenses and other current assets, trade and other payables, provisions, and other non-current liabilities. Our working capital may be impacted by various factors in future periods, such as billings to customers for subscriptions, licenses and maintenance services and the subsequent collection of those billings or the amount and timing of certain expenditures.
Net cash provided by operating activities was $76.2 million for the three months ended September 30, 2019, as a result of income before income tax of $74.5 million adjusted by non-cash charges including the net gain of marking to fair value of the embedded exchange feature of the Notes and related capped call transactions of $82.1 million, depreciation and amortization of $16.7 million, share-based payment expense of $77.3 million and depreciation of our right-of-use assets of $8.4 million.
The net decrease of $25.7 million from our operating assets and liabilities was primarily attributable to a $31.8 million decrease in our trade and other payables, provisions and other non-current liabilities, a $16.8 million increase in trade receivables, and a $8.6 million increase in prepaid expenses and other assets, offset by an increase of $31.6 million in our deferred revenue as a result of increased sales of subscriptions and renewals of maintenance contracts. Net cash provided by operating activities was also impacted by interest received of $8.7 million and income tax paid of $2.4 million.
Net cash provided by operating activities was $84.9 million for the three months ended September 30, 2018, as a result of loss before income tax of $240.1 million adjusted by non-cash charges including the loss of marking to fair value of the embedded exchange feature of the Notes and related capped call transactions of $236.4 million, depreciation and amortization of $17.4 million share-based payment expense of $48.4 million and debt discount and issuance cost amortization of $8.3 million. The net increase of $3.7 million from our operating assets and liabilities was primarily attributable to a $21.6 million increase in our deferred revenue as a result of increased sales of subscriptions and renewals of maintenance contracts offset by a $14.3 million decrease in trade and other payables, provisions and other non-current liabilities and a $5.4 million increase in trade receivables. Net cash provided by operating activities was also impacted by interest received of $6.7 million and tax refunds received, net of income tax paid of $10.2 million.
Net cash used in investing activities for the three months ended September 30, 2019 was $149.2 million. This was primarily related to purchases of investments totaling $323.8 million, offset by cash received from the maturing of investments which totaled $122.4 million and proceeds from sales of investments of $59.0 million.
Net cash provided by investing activities for the three months ended September 30, 2018 was $22.6 million. This was primarily related to cash received from the maturing of investments which totaled $92.3 million and proceeds from sales of investments of $5.5 million, offset by purchases of investments totaling $64.4 million and capital expenditures totaling $10.7 million, primarily investments in office facility leasehold improvements to support the growth of our business.
Net cash used in financing activities for the three months ended September 30, 2019 was $7.0 million and was primarily related to payments of lease obligations of $7.7 million offset by proceeds of the issuance of RSUs of $0.7 million.
Net cash provided by financing activities for the three months ended September 30, 2018 was $0.6 million and consisted of proceeds from exercises of employee share options of $1.0 million offset by costs related to the issuance of the Notes of $0.4 million.
Non-IFRS Financial Results

Our reported results include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.
Our non-IFRS financial measures include:

•	Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets;

•	Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets;

•
Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets, non-coupon impact related to the Notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets; and

•
Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment, and beginning in fiscal 2020, with the adoption of IFRS 16, payments of lease obligations are also deducted.

Our non-IFRS financial measures reflect adjustments based on the items below:

•	Share-based compensation;

•	Amortization of acquired intangible assets;

•	Non-coupon impact related to the Notes and capped calls:

▪	Amortization of the Notes discount and issuance costs;

▪	Mark to fair value of the Notes exchange feature;

▪	Mark to fair value of the related capped call transactions; and

•	The related income tax effects on these items and changes in our assessment regarding the realizability of our deferred tax assets.

•	Capital expenditures and payments of lease obligations.
We exclude expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to the Notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions, and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets, non-coupon impact related to the Notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets allow for more meaningful comparisons between our operating results from period to period.

Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our statement of financial position.
Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow:

•	As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations;

•	For planning purposes, including the preparation of our annual operating budget;

•	To allocate resources to enhance the financial performance of our business;

•	To evaluate the effectiveness of our business strategies; and

•	In communications with our board of directors and investors concerning our financial performance.
We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.
The following tables provide reconciliations of non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS for the three months ended September 30, 2019 and 2018 (U.S. $ and shares in thousands, except for per share numbers).

	Three Months Ended September 30,
	2019	2018
Gross profit
IFRS gross profit	$301,111	$222,107
Plus: Share-based payment expense	4,712	3,519
Plus: Amortization of acquired intangible assets	8,488	5,351
Non-IFRS gross profit	$314,311	$230,977

Operating income
IFRS operating loss	$(4,555)	$(192)
Plus: Share-based payment expense	77,296	48,380
Plus: Amortization of acquired intangible assets	12,215	14,339
Non-IFRS operating income	$84,956	$62,527

Net income
IFRS net loss	$69,320	$(242,445)
Plus: Share-based payment expense	77,296	48,380
Plus: Amortization of acquired intangible assets	12,215	14,339
Plus: Non-coupon impact related to the Notes and capped calls	(73,361)	244,686
Less: Income tax effects and adjustments	(15,463)	(15,734)
Non-IFRS net income	$70,007	$49,226

Net income per share
IFRS net income (loss) per share - diluted	$0.28	$(1.03)
Plus: Share-based payment expense	0.31	0.20
Plus: Amortization of acquired intangible assets	0.05	0.06
Plus: Non-coupon impact related to the Notes and capped calls	(0.29)	1.03
Less: Income tax effects and adjustments	(0.07)	(0.06)
Non-IFRS net income per share - diluted	$0.28	$0.20
Weighted-average shares used in computing diluted non-IFRS net income per share	250,883	246,795

Weighted-average diluted shares outstanding
Weighted-average shares used in computing diluted IFRS net income (loss) per share	250,883	236,219
Plus: Dilution from share options and RSUs (1)	—	10,576
Weighted-average shares used in computing diluted non-IFRS net income per share	250,883	246,795

(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three months ended September 30, 2018 because the effect would have been anti-dilutive.

	Three Months Ended September 30,
	2019	2018
Free cash flow
IFRS net cash provided by operating activities	$76,191	$84,929
Less: Capital expenditures	(6,113)	(10,716)
Less: Payments of lease obligations	(7,670)	—
Free cash flow *	$62,408	$74,213

* As a result of our adoption of IFRS 16 on July 1, 2019, we have updated our definition of free cash flow to subtract payments of lease obligations under IFRS 16. These payments were previously, but no longer, reported in cash provided by operating activities. As a result, free cash flow is not affected by this change. Please see Note 2 for additional information regarding IFRS 16 adoption.

RISK FACTORS

A description of the risks and uncertainties associated with our business is set forth below. You should carefully consider such risks and uncertainties, together with the other information contained in this quarterly report, and in our other public filings. If any such risks and uncertainties actually occur, our business, financial condition or operating results could differ materially from the plans, projections and other forward-looking statements included elsewhere in this quarterly report and in our other public filings. In addition, if any of the following risks and uncertainties, or if any other risks and uncertainties, actually occur, our business, financial condition, or operating results could be harmed substantially.

Risks Related to Our Business and Industry
Our rapid growth makes it difficult to evaluate our future prospects and may increase the risk that we will not continue to grow at or near historical rates.
We have been growing rapidly over the last several years, and as a result, our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. Our recent and historical growth should not be considered indicative of our future performance. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, our growth rates may slow, and our business would suffer.
We may not be able to sustain our revenue growth rate or achieve profitability in the future.
Our historical growth rate should not be considered indicative of our future performance and may decline in the future. In future periods, our revenue could grow more slowly than in recent periods or decline for a number of reasons, including any reduction in demand for our products, increase in competition, limited ability to, or our decision not to, increase pricing, contraction of our overall market, or our failure to capitalize on growth opportunities. In addition, we expect expenses to increase substantially in the near term, particularly as we continue to make significant investments in research and development and technology infrastructure for our cloud offerings, expand our operations globally and develop new products and features for, and enhancements of, our existing products. As a result of these significant investments, and in particular share-based compensation associated with our growth, we do not expect to achieve IFRS profitability in the near term and may not be able to achieve IFRS profitability in future periods. In addition, the additional expenses we will incur may not lead to sufficient additional revenue to maintain historical revenue growth rates and profitability.
The markets in which we participate are intensely competitive, and if we do not compete effectively, our business, results of operations, and financial condition could be harmed.
The markets for our solutions are fragmented, rapidly evolving, highly competitive, and have relatively low barriers to entry. We face competition from both traditional, larger software vendors offering full collaboration and productivity suites and smaller companies offering point products for features and use cases. Our principal competitors vary depending on the product category and include Microsoft, IBM, Google, ServiceNow, salesforce.com, Zendesk, PagerDuty and Github (acquired by Microsoft). In addition, some of our competitors have made acquisitions to offer a more comprehensive product or service offering, which may allow them to compete more effectively with our products. We expect this trend to continue as companies attempt to strengthen or maintain their market positions in an evolving industry. Following such potential consolidations, companies may create more compelling product offerings and be able to offer more attractive pricing options, making it more difficult for us to compete effectively.
Our competitors, particularly our competitors with greater financial and operating resources, may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements. With the introduction of new technologies, the evolution of our products, and new market entrants, we expect competition to intensify in the future. For example, as we expand our focus into new use cases or other product offerings beyond software development teams, we expect competition to increase. Pricing pressures and increased competition generally could result in reduced sales, reduced margins, losses, or the failure of our products to achieve or maintain more widespread market acceptance, any of which could harm our business, results of operations and financial condition.

Many of our current and potential competitors have greater resources than we do, with established marketing relationships, large enterprise sales forces, access to larger customer bases, pre-existing customer relationships, and major distribution agreements with consultants, system integrators and resellers. Additionally, some current and potential customers, particularly large organizations, have elected, and may in the future elect, to develop or acquire their own internal collaboration and productivity software tools that would reduce or eliminate the demand for our solutions.
Our products seek to serve multiple markets, and we are subject to competition from a wide and varied field of competitors. Some competitors, particularly new and emerging companies, could focus all their energy and resources on one product line or use case and, as a result, any one competitor could develop a more successful product or service in a particular market which could decrease our market share and harm our brand recognition and results of operations. For all of these reasons and others we cannot anticipate today, we may not be able to compete successfully against our current and future competitors, which could harm our business, results of operations, and financial condition.
Our distribution model of offering and selling on-premises offerings of certain of our products, in addition to offering and selling cloud offerings of these products, increases our expenses, may impact revenue recognition timing, and may pose other challenges to our business.
We offer and sell both on-premises and cloud offerings of certain of our products. For these products, our cloud offering enables quick setup and subscription pricing, while our on-premises offering permits more customization, a perpetual or term license fee structure, and complete application control. Historically, these products were developed in the context of the on-premises offering, and we have less operating experience offering and selling these products via our cloud offering. Although a substantial majority of our revenue has historically been generated from customers using our on-premises products, we believe that over time more customers will move to our cloud offering, and our cloud offering will become more central to our distribution model. As more of our customers transition to the cloud, we may be subject to additional competitive pressures, which could harm our business. Further, as more customers elect our cloud offering as opposed to our on-premises offering, revenues from such customers are typically lower in the initial year, which may impact our near-term revenue growth rates. If our cloud offering does not develop as quickly as we expect, or if we are unable to continue to scale our systems to meet the requirements of a successful large, cloud offering, our business could be harmed. We are directing a significant portion of our financial and operating resources to implement a robust cloud offering for our products, but even if we continue to make these investments, we may be unsuccessful in growing or implementing our cloud offering that compete successfully against our current and future competitors and our business, results of operations, and financial condition could be harmed.
Our business depends on our customers renewing their subscriptions and maintenance plans and purchasing additional licenses or subscriptions from us, and any decline in our customer retention or expansion could harm our future results of operations.
In order for us to maintain or improve our results of operations, it is important that our customers renew their subscriptions and maintenance plans when existing contract terms expire and that we expand our commercial relationships with our existing customers. Our customers have no obligation to renew their subscriptions or maintenance plans, and our customers may not renew subscriptions or maintenance plans with a similar contract period or with the same or greater number of users. Our customers generally do not enter into long-term contracts, rather they primarily have monthly or annual terms. Some of our customers have elected not to renew their agreements with us and it is difficult to accurately predict long-term customer retention.
Our customer retention and expansion may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with our products, new market entrants, our product support, our prices and pricing plans, the prices of competing software products, reductions in our customers’ spending levels, new product releases and changes to packaging of our product offerings, mergers and acquisitions affecting our customer base, or the effects of global economic conditions. We may be unable to timely address any retention issues with specific customers, which could harm our results of operations. If our customers do not purchase additional licenses or subscriptions or renew their subscriptions or maintenance plans, renew on less favorable terms, or fail to add more users, our revenue may decline or grow less quickly, which could harm our future results of operations and prospects.
If we are not able to develop new products and enhancements to our existing products that achieve market acceptance and that keep pace with technological developments, our business and results of operations could be harmed.
Our ability to attract new customers and increase revenue from existing customers depends in large part on our ability to enhance and improve our existing products and to introduce compelling new products that reflect the changing nature of our markets. The success of any enhancement to our products depends on several factors, including timely completion and delivery, competitive pricing, adequate quality testing, integration with existing technologies and our platform, and overall market acceptance. Any new product that we develop may not be introduced in a timely or cost-effective manner, may contain bugs, or may not achieve the market acceptance necessary to generate significant revenue. If we are unable to successfully develop new products, enhance our existing products to meet customer requirements, or otherwise gain market acceptance, our business, results of operations, and financial condition could be harmed.
If we cannot continue to expand the use of our products beyond our initial focus on software developers, our ability to grow our business could be harmed.
Our ability to grow our business depends in part on our ability to persuade current and future customers to expand their use of our products to additional use cases beyond software developers, including business teams and IT teams. If we fail to predict customer demands or achieve further market acceptance of our products within these additional areas and teams, or if a competitor establishes a more widely adopted product for these applications, our ability to grow our business could be harmed.
We invest significantly in research and development, and to the extent our research and development investments do not translate into new products or material enhancements to our current products, or if we do not use those investments efficiently, our business and results of operations could be harmed.
A key element of our strategy is to invest significantly in our research and development efforts to develop new products and enhance our existing products to address additional applications and markets. In fiscal years 2019 and 2018, our research and development expenses were 48% and 47% of our revenue, respectively. If we do not spend our research and development budget efficiently or effectively on compelling innovation and technologies, our business could be harmed and we may not realize the expected benefits of our strategy. Moreover, research and development projects can be technically challenging and expensive. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling products and generate revenue, if any, from such investment. Additionally, anticipated customer demand for a product we are developing could decrease after the development cycle has commenced, and we would nonetheless be unable to avoid substantial costs associated with the development of any such product. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of products that are competitive in our current or future markets, it could harm our business and results of operations.
If we fail to effectively manage our growth, our business and results of operations could be harmed.
We have experienced and expect to continue to experience rapid growth, which has placed, and may continue to place, significant demands on our management, operational, and financial resources. In addition, we operate globally, sell our products to customers in approximately 190 countries, and have employees in Australia, the United States, the United Kingdom, the Netherlands, the Philippines, India, Turkey, Canada, Japan, Germany and France. We plan to continue to expand our operations into other countries in the future, which will place additional demands on our resources and operations. We have also experienced significant growth in the number of customers, users, transactions and data that our products and our associated infrastructure support. If we fail to successfully manage our anticipated growth and change, the quality of our products may suffer, which could negatively affect our brand and reputation and harm our ability to retain and attract customers. Finally, our organizational structure is becoming more complex and if we fail to scale and adapt our operational, financial, and management controls and systems, as well as our reporting systems and procedures, to manage this complexity, our business, results of operations, and financial condition could be harmed. We will require significant capital expenditures and the allocation of management resources to grow and change in these areas.
If our current marketing model is not effective in attracting new customers, we may need to incur additional expenses to attract new customers and our business and results of operations could be harmed.
Unlike traditional enterprise software vendors, who rely on direct sales methodologies and face long sales cycles, complex customer requirements and substantial upfront sales costs, we primarily utilize a viral marketing model to target new customers. Through this word-of-mouth marketing, we have been able to build our brand with relatively low marketing and sales costs. We also build our customer base through various online marketing activities as well as targeted web-based content and online communications. This strategy has allowed us to build a substantial customer base and community of users who use our products and act as advocates for our brand and solutions, often within their own corporate organizations. Attracting new customers and retaining existing customers requires that we continue to provide high-quality products at an affordable price and convince customers of our value proposition. If we do not attract new customers through word-of-mouth referrals, our revenue may grow more slowly than expected, or decline. In addition, high levels of customer satisfaction and market adoption are central to our marketing model. Any decrease in our customers’ satisfaction with our products, including as a result of actions outside of our control, could harm word-of-mouth referrals and our brand. If our customer base does not continue to grow through word-of-mouth marketing and viral adoption, we may be required to incur significantly higher marketing and sales expenses in order to acquire new subscribers, which could harm our business and results of operations.
If our security measures are breached or unauthorized access to customer data is otherwise obtained, our products may be perceived as insecure, we may lose existing customers or fail to attract new customers, and we may incur significant liabilities.
Use of our solutions involves the storage, transmission, and processing of our customers’ proprietary data, including potentially personal or identifying information. Unauthorized access to, or security breaches of, our products could result in unauthorized access to data and information, and the loss, compromise or corruption of such data and information. In the event of a security breach, we could suffer loss of business, severe reputational damage adversely affecting customer or investor confidence, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations, significant costs for remediation, and other liabilities. We have incurred and expect to incur significant expenses to prevent security breaches, including costs related to deploying additional personnel and protection technologies, training employees, and engaging third-party solution providers and consultants. Our errors and omissions insurance coverage covering certain security and privacy damages and claim expenses may not be sufficient to compensate for all liabilities we may incur.
Although we expend significant resources to create security protections that shield our customer data against potential theft and security breaches, such measures cannot provide absolute security. We have in the past experienced breaches of our security measures. Certain breaches have resulted in unauthorized access to certain data processed through our products. Our products are at risk for future breaches, including, without limitation, breaches that may occur as a result of third-party action, or employee, vendor or contractor error or malfeasance, and other causes.
As we further transition selling our products via our cloud offering, continue to collect more personal and sensitive information, and operate in more countries, the risk that real or perceived vulnerabilities of our systems could seriously harm our business and our financial performance, by tarnishing our reputation and brand and limiting the adoption of our products, is likely to increase.
Because the techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period and, therefore, have a greater impact on the products we offer, the proprietary data processed through our services, and, ultimately, on our business.
One of our marketing strategies is to offer free trials or a limited free version or affordable starter license for certain products, and we may not be able to realize the benefits of this strategy.
We offer free trials, a limited free version, or an affordable starter license for certain products in order to promote additional usage, brand and product awareness, and adoption. Historically, a majority of users never convert to a paid version of our products from these free trials or limited free versions or upgrade beyond the starter license. Our marketing strategy also depends in part on persuading users who use the free trials, free versions, or starter licenses of our products to convince others within their organization to purchase and deploy our products. To the extent that these users do not become, or lead others to become, customers, we will not realize the intended benefits of this marketing strategy, and our ability to grow our business could be harmed.

Our business model relies on a high volume of transactions and affordable pricing. As lower cost or free products are introduced by our competitors, our ability to generate new customers could be harmed.
Our business model is based in part on selling our products at prices lower than competing products from other commercial vendors. For example, we offer entry-level pricing for certain products for small teams at a price that typically does not require capital budget approval and is orders-of-magnitude less than the price of traditional enterprise software. As a result, our software is frequently purchased by first-time customers to solve specific problems and not as part of a strategic technology purchasing decision. As competitors enter the market with low cost or free alternatives to our products, it may become increasingly difficult for us to compete effectively and our ability to garner new customers could be harmed. We have historically increased, and will continue to increase, prices from time to time. Additionally, some customers may consider our products to be discretionary purchases, which may contribute to reduced demand for our offerings in times of economic uncertainty. If we are unable to sell our software in high volume, across new and existing customers, our business, results of operations and financial condition could be harmed.
We derive approximately two thirds of our revenue from a limited number of software products.
We derive approximately two thirds of our revenue from Jira Software and Confluence. As such, the market acceptance of these products is critical to our success. Demand for these products and our other products is affected by a number of factors, many of which are beyond our control, such as continued market acceptance of our products by customers for existing and new use cases; the timing of development and release of new products, features, functionality and lower cost alternatives introduced by our competitors; technological changes and developments within the markets we serve; and growth or contraction in our addressable markets. If we are unable to continue to meet customer demands or to achieve more widespread market acceptance of our products, our business, results of operations, and financial condition could be harmed.
If the Atlassian Marketplace does not continue to be successful, our business and results of operations could be harmed.
We operate the Atlassian Marketplace, an online marketplace, for selling third-party, as well as Atlassian-built, apps. We rely on the Atlassian Marketplace to supplement our promotional efforts and build awareness of our products, and believe that third-party apps from the Atlassian Marketplace facilitate greater usage and customization of our products. If these vendors and developers stop developing or supporting the apps that they sell on Atlassian Marketplace, our business could be harmed.
Interruptions or performance problems associated with our technology and infrastructure could harm our business and results of operations.
Our continued growth depends in part on the ability of our existing and potential customers to access our solutions at any time and within an acceptable amount of time. In addition, we rely almost exclusively on our websites for the downloading of, and payment for, all our products. We have experienced, and may in the future experience, disruptions, data loss and corruption, outages and other performance problems with our infrastructure and websites due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints, denial of service attacks, or other security-related incidents. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our products and websites become more complex and our user traffic increases. If our products and websites are unavailable, or if our users are unable to access our products within a reasonable amount of time, within the requirements set forth in service level agreements for certain of our cloud products, or at all, our business could be harmed.
Moreover, we depend on services from various third parties, including Amazon Web Services, to maintain our infrastructure and distribute our products via the Internet. Any disruptions in these services, including as a result of actions outside of our control, would significantly impact the continued performance of our products. In the future, these services may not be available to us on commercially reasonable terms, or at all. Any loss of the right to use any of these services could result in decreased functionality of our products until equivalent technology is either developed by us or, if available from another provider, is identified, obtained and integrated into our infrastructure.
To the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, results of operations and financial condition could be harmed.

Real or perceived errors, failures, vulnerabilities or bugs in our products or in the products on Atlassian Marketplace could harm our business and results of operations.
Errors, failures, vulnerabilities, or bugs may occur in our products, especially when updates are deployed or new products are rolled out. Our solutions are often used in connection with large-scale computing environments with different operating systems, system management software, equipment, and networking configurations, which may cause errors, failures of products, or other negative consequences in the computing environment into which they are deployed. In addition, deployment of our products into complicated, large-scale computing environments may expose errors, failures, vulnerabilities, or bugs in our products. Any such errors, failures, vulnerabilities, or bugs may not be found until after they are deployed to our customers. Real or perceived errors, failures, vulnerabilities, or bugs in our products could result in negative publicity, loss or unauthorized access to customer data, loss of or delay in market acceptance of our products, loss of competitive position, or claims by customers for losses sustained by them, all of which could harm our business and results of operations.
In addition, third-party apps on Atlassian Marketplace may not meet the same quality standards that we apply to our own development efforts and, to the extent they contain bugs, vulnerabilities, or defects, they may create disruptions in our customers’ use of our products lead to data loss or unauthorized access to customer data, damage our brand and reputation, and affect the continued use of our products, any of which could harm our business, results of operations and financial condition.
Any failure to offer high-quality product support could harm our relationships with our customers and our business, results of operations, and financial condition.
In deploying and using our products, our customers depend on our product support teams to resolve complex technical and operational issues. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for product support. We also may be unable to modify the nature, scope and delivery of our product support to compete with changes in product support services provided by our competitors. Increased customer demand for product support, without corresponding revenue, could increase costs and harm our results of operations. In addition, as we continue to grow our operations and reach a global and vast customer base, we need to be able to provide efficient product support that meets our customers’ needs globally at scale. The number of our customers has grown significantly and that has put additional pressure on our support organization. In order to meet these needs, we have relied in the past and will continue to rely on third-party vendors and self-service product support to resolve common or frequently asked questions, which supplement our customer support teams. If we are unable to provide efficient product support globally at scale, including through the use of third-party vendors and self-service support, our ability to grow our operations could be harmed and we may need to hire additional support personnel, which could harm our results of operations. Our sales are highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality product support, or a market perception that we do not maintain high-quality product support, could harm our reputation, our ability to sell our products to existing and prospective customers, and our business, results of operations and financial condition.
Our sales model does not rely primarily on a direct enterprise sales force, which could impede the growth of our business.
Our sales model does not rely primarily on traditional, quota-carrying sales personnel. Although we believe our business model can continue to scale without a large, direct enterprise sales force, our viral marketing model may not continue to be as successful as we anticipate and the absence of a large, direct, enterprise sales function may impede our future growth. As we continue to scale our business, a more traditional sales infrastructure could assist in reaching larger enterprise customers and growing our revenue. Identifying, recruiting, and training such a qualified sales force would require significant time, expense and attention and would significantly impact our business model. In addition, expanding our sales infrastructure would considerably change our cost structure and results of operations, and we may have to reduce other expenses, such as our research and development expenses, in order to accommodate a corresponding increase in marketing and sales expenses and maintain positive free cash flow. If our lack of a large, direct, enterprise sales force limits us from reaching larger enterprise customers and growing our revenue and we are unable to hire, develop, and retain talented sales personnel in the future, our revenue growth and results of operations could be harmed.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.
Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly financial results fall below the expectations of investors or any securities analysts who follow us, the price of our Class A ordinary shares could decline substantially. Factors that may cause our revenue, results of operations and cash flows to fluctuate from quarter to quarter include, but are not limited to:

•	Our ability to attract new customers, retain and increase sales to existing customers, and satisfy our customers’ requirements;

•	The timing of customer renewals;

•	Changes in our or our competitors’ pricing policies and offerings;

•	New products, features, enhancements, or functionalities introduced by our competitors;

•	The amount and timing of operating costs and capital expenditures related to the operations and expansion of our business;

•	Significant security breaches, technical difficulties, or interruptions to our products;

•	The number of new employees added;

•	Changes in foreign currency exchange rates or adding additional currencies in which our sales are denominated;

•	The amount and timing of acquisitions or other strategic transactions;

•	Extraordinary expenses such as litigation or other dispute-related settlement payments;

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General economic conditions that may adversely affect either our customers’ ability or willingness to purchase additional licenses, subscriptions, and maintenance plans, delay a prospective customer’s purchasing decision, reduce the value of new license, subscription, or maintenance plans, or affect customer retention;

•	Potential exchanges of our Notes for payment of cash due to the triggering of the conditional exchange feature of the Notes;

•	Non-coupon impact related to the Notes and related capped call transactions;

•	Seasonality in our operations;

•	The impact of new accounting pronouncements and associated system implementations; and

•	The timing of the grant or vesting of equity awards to employees, contractors, or directors.
Many of these factors are outside of our control, and the occurrence of one or more of them might cause our revenue, results of operations, and cash flows to vary widely. As such, we believe that quarter-to-quarter comparisons of our revenue, results of operations, and cash flows may not be meaningful and should not be relied upon as an indication of future performance.
If we are unable to develop and maintain successful relationships with our solution partners and resellers, our business, results of operations, and financial condition could be harmed.
We have established relationships with certain solution partners and resellers to distribute our products. We believe that continued growth in our business is dependent upon identifying, developing and maintaining strategic relationships with our existing and potential solution partners and resellers that can drive substantial revenue and provide additional value-added services to our customers. Our agreements with our existing solution partners and resellers are non-exclusive, meaning our solution partners and resellers may offer customers the products of several different companies, including products that compete with ours. They may also cease marketing our products with limited or no notice and with little or no penalty. We expect that any additional solution partners and resellers we identify and develop will be similarly non-exclusive and unbound by any requirement to continue to market our products. If we fail to identify additional solution partners and resellers, in a timely and cost-effective manner, or at all, or are unable to assist our current and future solution partners and resellers in independently distributing and deploying our products, our business, results of operations, and financial condition could be harmed. If our solution partners and resellers do not effectively market and sell our products, or fail to meet the needs of our customers, our reputation and ability to grow our business could also be harmed.

Acquisitions of other businesses, products, or technologies could disrupt our business, and we may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions.
We have completed a number of acquisitions and strategic investments and continue to evaluate and consider additional strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products, and other assets in the future. We also may enter into strategic relationships with other businesses to expand our products, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing or investments in other companies.
Any acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel, or operations of the acquired companies, particularly if the key personnel of the acquired companies choose not to work for us, their software and services are not easily adapted to work with our products, or we have difficulty retaining the customers of any acquired business due to changes in ownership, management or otherwise. Acquisitions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for development of our existing business. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. Moreover, the anticipated benefits of any acquisition, investment, or business relationship may not be realized or we may be exposed to unknown risks or liabilities.
In the future, we may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. Our previous and future acquisitions may not achieve our goals, and any future acquisitions we complete could be viewed negatively by users, customers, developers or investors.
Negotiating these transactions can be time consuming, difficult and expensive, and our ability to complete these transactions may often be subject to approvals that are beyond our control. Consequently, these transactions, even if announced, may not be completed. For one or more of those transactions, we may:

•	Issue additional equity securities that would dilute our existing shareholders;

•	Use cash that we may need in the future to operate our business;

•	Incur large charges, expenses, or substantial liabilities;

•	Incur debt on terms unfavorable to us or that we are unable to repay;

•	Encounter difficulties retaining key employees of the acquired company or integrating diverse software codes or business cultures; and

•	Become subject to adverse tax consequences, substantial depreciation, impairment, or deferred compensation charges.
If we are not able to maintain and enhance our brand, our business, results of operations and financial condition could be harmed.
We believe that maintaining and enhancing our reputation as a differentiated and category-defining company is critical to our relationships with our existing customers and to our ability to attract new customers. The successful promotion of our brand attributes will depend on a number of factors, including our, and our solution partners’ and resellers’, marketing efforts, our ability to continue to develop high-quality products, and our ability to successfully differentiate our products from competitive products. In addition, independent industry analysts often provide reviews of our products, as well as the products offered by our competitors, and perception of the relative value of our products in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of our competitors’ products, our brand may be harmed.
The promotion of our brand requires us to make substantial expenditures, and we anticipate that the expenditures will increase as our market becomes more competitive, as we expand into new markets, and as more sales are generated through our solution partners and resellers. To the extent that these activities yield increased revenue, this revenue may not offset the increased expenses we incur. If we do not successfully maintain and enhance our brand, our business may not grow, we may have reduced pricing power relative to competitors, and we could lose customers or fail to attract new customers, any of which could harm our business, results of operations, and financial condition.
Because our products rely on the movement of data across national boundaries, global privacy and data security concerns could result in additional costs and liabilities to us or inhibit sales of our products globally.

Privacy and data security have become significant issues in the United States, Europe and in many other jurisdictions where we offer our products. The regulatory framework for the collection, use, safeguarding, sharing, and transfer of information worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future.

Globally, virtually every jurisdiction in which we operate has established its own data security and privacy frameworks with which we, or our customers, must comply, including, for example, in the European Union, Directive 95/46/EC on the protection of individuals with regard to the processing of personal data and on the free movement of such data, along with applicable implementing data protection legislation of individual European Union member states.

In addition, data protection regulation is an area of increased focus and changing requirements. On April 27, 2016, the European Union adopted the General Data Protection Regulation 2016/679, or GDPR, that took effect on May 25, 2018, replacing the current data protection laws of each European Union member state. GDPR applies to any company established in the European Union as well as to those outside the European Union if they collect and use personal data in connection with the offering of goods or services to individuals in the European Union or the monitoring of their behavior. GDPR enhances data protection obligations for processors and controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and extensive new obligations on services providers. Interpretation and enforcement of GDPR remains uncertain. Non-compliance with GDPR can trigger steep fines of up to €20 million or 4% of total worldwide annual turnover, whichever is higher. Similar regulations have also come into effect and been proposed around the world. For example, the California Consumer Privacy Act, or CCPA, goes into effect in 2020. Record-breaking enforcement actions globally have shown that regulators do wield their right to impose substantial fines for violations of privacy regulations, and these enforcement actions could result in guidance from regulators that would require changes to our current compliance strategy. Given the breadth and depth of changes in data protection obligations, complying with global data protection requirements requires time, resources, and a review of our technology and systems currently in use against regulatory requirements.

We currently rely on the EU-U.S. Privacy Shield and standard contractual clauses approved by the European Commission as our legal mechanism for onward transfers of data from Europe. The EU-U.S. Privacy Shield program underwent its second annual review by European Union regulatory authorities in October 2018, which re-affirmed the EU-U.S. Privacy Shield as a valid framework for transferring data from the European Union to the United States. Nonetheless, the review reported a number of recommendations for improvement in the program before the next annual review, and there continue to be concerns about whether the EU-U.S. Privacy Shield and other transfer mechanisms will face additional challenges. Similarly, the validity of standard contractual clauses is currently under review by the European Court of Justice. In order to diversify our data transfer strategy, we will continue to explore other options managing data from Europe, including without limitation, amending standard contractual clauses where required, and considering suppliers that house data in Europe, which may involve substantial expense and distraction from other aspects of our business. We may, however, be unsuccessful in establishing an adequate mechanism for data transfer, and will be at risk of enforcement actions taken by a European Union data protection authority until such point in time that we ensure an adequate mechanism for European data transfers, which could damage our reputation, inhibit sales and harm our business. Despite actions we have taken or will be taking to diversify our data transfer strategies, we may be unsuccessful in establishing a conforming means of transferring data due to ongoing legislative activity that could vary the current data transfer landscape. As we expand into new markets and grow our customer base, we will need to comply with any new requirements. If we cannot comply with, or if we incur a violation of one or more of these requirements, some customers may be limited in their ability to purchase our products, particularly our cloud products. Growth could be harmed, and we could incur significant liabilities.

In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us. Further, our customers may require us to comply with more stringent privacy and data security contractual requirements or obtain certifications that we do not currently have, and any failure to obtain these certifications could reduce the demand for our products and our business could be harmed. If we were required to obtain additional industry certifications, we may incur significant additional expenses and have to divert resources, which could slow the release of new products, all of which could harm our ability to effectively compete.

The interpretation and application of many privacy and data protection laws are, and will likely remain, uncertain, and it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or product features. If so, in addition to the possibility of fines, lawsuits and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our products, which could harm our business. Any inability to adequately address privacy and data security concerns or comply with applicable privacy or data security laws, regulations and policies could result in additional cost and liability to us, damage our reputation, inhibit sales, and harm our business.
Our global operations subject us to risks that can harm our business, results of operations, and financial condition.
A key element of our strategy is to operate globally and sell our products to customers around the world. Operating globally requires significant resources and management attention and subjects us to regulatory, economic, geographic, and political risks. In particular, our global operations subject us to a variety of additional risks and challenges, including:

•	Increased management, travel, infrastructure, and legal compliance costs associated with having operations in many countries;

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Difficulties in enforcing contracts, including so-called “clickwrap” contracts that are entered into online, on which we have historically relied as part of our product licensing strategy, but which may be subject to additional legal uncertainty in some foreign jurisdictions;

•	Increased financial accounting and reporting burdens and complexities;

•	Requirements or preferences within other regions for domestic products, and difficulties in replacing products offered by more established or known regional competitors;

•	Differing technical standards, existing or future regulatory and certification requirements, and required features and functionality;

•	Communication and integration problems related to entering and serving new markets with different languages, cultures, and political systems;

•	Compliance with foreign privacy and security laws and regulations and the risks and costs of non-compliance;

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Compliance with laws and regulations for foreign operations, including anti-bribery laws (such as the U.S. Foreign Corrupt Practices Act, the U.S. Travel Act, and the U.K. Bribery Act), import and export control laws, tariffs, trade barriers, economic sanctions, and other regulatory or contractual limitations on our ability to sell our products in certain foreign markets, and the risks and costs of non-compliance;

•	Heightened risks of unfair or corrupt business practices in certain geographies that may impact our financial results and result in restatements of our consolidated financial statements;

•	Fluctuations in currency exchange rates and related effects on our results of operations;

•	Difficulties in repatriating or transferring funds from, or converting currencies in certain countries;

•	Weak economic conditions which could arise in each country or region in which we operate or sell our products, or general political and economic instability around the world;

•	Differing labor standards, including restrictions related to, and the increased cost of, terminating employees in some countries;

•	Difficulties in recruiting and hiring employees in certain countries;

•	The preference for localized software and licensing programs and localized language support;

•	Reduced protection for intellectual property rights in some countries and practical difficulties associated with enforcing our legal rights abroad;

•	Compliance with the laws of numerous foreign taxing jurisdictions, including withholding obligations, and overlapping of different tax regimes; and

•	General geopolitical risks, such as political and economic instability, and changes in diplomatic and trade relations.
Compliance with laws and regulations applicable to our global operations substantially increases our cost of doing business in foreign jurisdictions. We may be unable to keep current with changes in government requirements as they change from time to time. Failure to comply with these laws and regulations could harm our business. In many countries, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or other regulations applicable to us. Although we have implemented policies and procedures designed to ensure compliance with these regulations and policies, there can be no assurance that all of our employees, contractors, business partners and agents will comply with these regulations and policies. Violations of laws, regulations or key control policies by our employees, contractors, business partners, or agents could result in delays in revenue recognition, financial reporting misstatements, enforcement actions, reputational harm, disgorgement of profits, fines, civil and criminal penalties, damages, injunctions, other collateral consequences, or the prohibition of the importation or exportation of our products and could harm our business, results of operations, and financial condition.
We depend on our executive officers and other key employees and the loss of one or more of these employees or the inability to attract and retain highly skilled employees could harm our business.

Our success depends largely upon the continued services of our executive officers and key employees. We rely on our leadership team and other key employees in the areas of research and development, products, strategy, operations, security, marketing, IT, support, and general and administrative functions. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. In addition, we do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers, especially our Co-Chief Executive Officers, or other key employees could harm our business.

In addition, in order to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel in Sydney, Australia, the San Francisco Bay Area, and in other locations where we maintain offices, is intense, especially for engineers experienced in designing and developing software and cloud-based services. We have from time to time experienced, and we expect to continue to experience, difficulty hiring and retaining employees with appropriate qualifications. In particular, recruiting and hiring senior product engineering personnel has been, and we expect to continue to be, challenging. If we are unable to hire talented product engineering personnel, we may be unable to scale our operations or release new products in a timely fashion and, as a result, customer satisfaction with our products may decline.
Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, these employers may attempt to assert that the employees or we have breached certain legal obligations, resulting in a diversion of our time and resources. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the value or perceived value of our equity awards declines, it could harm our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business, results of operations and financial condition could be harmed.
Our corporate values have contributed to our success, and if we cannot maintain these values as we grow, we could lose the innovative approach, creativity, and teamwork fostered by our values, and our business could be harmed.
We believe that a critical contributor to our success has been our corporate values, which we believe foster innovation, teamwork, and an emphasis on customer-focused results. In addition, we believe that our values create an environment that drives and perpetuates our product strategy and low-cost distribution approach. As we grow and continue to develop the infrastructure of a public company, we may find it difficult to maintain our corporate values. Any failure to preserve our values could harm our future success, including our ability to retain and recruit personnel, innovate and operate effectively, and execute on our business strategy.
We face exposure to foreign currency exchange rate fluctuations.
While we primarily sell our products in U.S. dollars, we incur expenses in currencies other than the U.S. dollar, which exposes us to foreign currency exchange rate fluctuations. A large percentage of our expenses are denominated in the Australian dollar, and fluctuations could have a material negative impact on our results of operations. Moreover, our subsidiaries, other than our U.S. subsidiaries, maintain net assets that are denominated in currencies other than the U.S. dollar. In addition, we recently began to transact in non-U.S. dollar currencies for our products, and, accordingly, changes in the value of non-U.S. dollar currencies relative to the U.S. dollar could affect our revenue and results of operations due to transactional and translational remeasurements that are reflected in our results of operations.
We have a foreign exchange hedging program to hedge a portion of certain exposures to fluctuations in non-U.S. dollar currency exchange rates. We use derivative instruments, such as foreign currency forward contracts, to hedge the exposures. The use of such hedging instruments may not fully offset the adverse financial effects of unfavorable movements in foreign currency exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments or if we are unable to forecast hedged exposures accurately.

We are subject to government regulation, including import, export, economic sanctions, and anti-corruption laws and regulations, that may expose us to liability and increase our costs.
Various of our products are subject to U.S. export controls, including the U.S. Department of Commerce’s Export Administration Regulations and economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. These regulations may limit the export of our products and provision of our services outside of the United States, or may require export authorizations, including by license, a license exception, or other appropriate government authorizations, including annual or semi-annual reporting and the filing of an encryption registration. Export control and economic sanctions laws may also include prohibitions on the sale or supply of certain of our products to embargoed or sanctioned countries, regions, governments, persons and entities. In addition, various countries regulate the importation of certain products, through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products. The exportation, reexportation, and importation of our products, and the provision of services, including by our solution partners and resellers, must comply with these laws or else we may be adversely affected, through reputational harm, government investigations, penalties, and a denial or curtailment of our ability to export our products or provide services. Complying with export control and sanctions laws can be time consuming and complex and may result in the delay or loss of sales opportunities. Although we take precautions to prevent our products from being provided in violation of such laws, we are aware of previous exports of certain of our products to a small number of persons and organizations that are the subject of U.S. sanctions or located in countries or regions subject to U.S. sanctions. If we are found to be in violation of U.S. sanctions or export control laws, it could result in substantial fines and penalties for us and for the individuals working for us. Changes in export or import laws or corresponding sanctions, may delay the introduction and sale of our products in international markets, or, in some cases, prevent the export or import of our products to certain countries, regions, governments, persons or entities altogether, which could adversely affect our business, financial condition and results of operations.
We are also subject to various domestic and international anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, as well as other similar anti-bribery and anti-kickback laws and regulations. These laws and regulations generally prohibit companies and their employees and intermediaries from authorizing, offering, or providing improper payments or benefits to officials and other recipients for improper purposes. We rely on certain third parties to support our sales and regulatory compliance efforts and can be held liable for their corrupt or other illegal activities, even if we do not explicitly authorize or have actual knowledge of such activities. Although we take precautions to prevent violations of these laws, our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions.
We recognize certain revenue streams over the term of our subscription and maintenance contracts. Consequently, downturns in new sales may not be immediately reflected in our results of operations and may be difficult to discern.
We generally recognize subscription and maintenance revenue from customers ratably over the terms of their contracts. As a result, a significant portion of the revenue we report in each quarter is derived from the recognition of deferred revenue relating to subscription and maintenance plans entered into during previous quarters. Consequently, a decline in new or renewed licenses, subscriptions, and maintenance plans in any single quarter may only have a small impact on our revenue results for that quarter. However, such a decline will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our products, and potential changes in our pricing policies or rate of expansion or retention, may not be fully reflected in our results of operations until future periods. We may also be unable to reduce our cost structure in line with a significant deterioration in sales. In addition, a significant majority of our costs are expensed as incurred, while a significant portion of our revenue is recognized over the life of the agreement with our customer. As a result, increased growth in the number of our customers could continue to result in our recognition of more costs than revenue in the earlier periods of the terms of certain of our customer agreements. Our subscription and maintenance revenue also makes it more difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from certain new customers must be recognized over the applicable term.
If we fail to integrate our products with a variety of operating systems, software applications, platforms and hardware that are developed by others, our products may become less marketable, less competitive, or obsolete and our results of operations could be harmed.
Our products must integrate with a variety of network, hardware, and software platforms, and we need to continuously modify and enhance our products to adapt to changes in hardware, software, networking, browser and database technologies. In particular, we have developed our products to be able to easily integrate with third-party applications, including the applications of software providers that compete with us, through the interaction of application programming interfaces, or APIs. In general, we rely on the fact that the providers of such software systems continue to allow us access to their APIs to enable these customer integrations. To date, we have not relied on long-term written contracts to govern our relationship with these providers. Instead, we are subject to the standard terms and conditions for application developers of such providers, which govern the distribution, operation and fees of such software systems, and which are subject to change by such providers from time to time. Our business could be harmed if any provider of such software systems:

•	Discontinues or limits our access to its APIs;

•	Modifies its terms of service or other policies, including fees charged to, or other restrictions on us or other application developers;

•	Changes how customer information is accessed by us or our customers;

•	Establishes more favorable relationships with one or more of our competitors; or

•	Develops or otherwise favors its own competitive offerings over ours.
We believe a significant component of our value proposition to customers is the ability to optimize and configure our products with these third-party applications through our respective APIs. If we are not permitted or able to integrate with these and other third-party applications in the future, demand for our products could decline and our business and results of operations could be harmed.
In addition, an increasing number of organizations and individuals within organizations are utilizing mobile devices to access the Internet and corporate resources and to conduct business. We have designed and continue to design mobile applications to provide access to our products through these devices. If we cannot provide effective functionality through these mobile applications as required by organizations and individuals that widely use mobile devices, we may experience difficulty attracting and retaining customers. Failure of our products to operate effectively with future infrastructure platforms and technologies could also reduce the demand for our products, resulting in customer dissatisfaction and harm to our business. If we are unable to respond to changes in a cost-effective manner, our products may become less marketable, less competitive or obsolete and our results of operations could be harmed.
We may be sued by third parties for alleged infringement or misappropriation of their intellectual property rights.
There is considerable patent and other intellectual property development activity in our industry. Our future success depends in part on not infringing upon or misappropriating the intellectual property rights of others. From time to time, our competitors or other third parties have claimed or may claim that we are infringing upon or misappropriating their intellectual property rights, and we may be found to be infringing upon or misappropriating such rights. We may be unaware of the intellectual property rights of others that may cover some or all of our technology, or technology that we obtain from third parties. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty or license payments, prevent us from offering our products or using certain technologies, require us to implement expensive work-arounds, refund fees to customers or require that we comply with other unfavorable terms. In the case of infringement or misappropriation caused by technology that we obtain from third parties, any indemnification or other contractual protections we obtain from such third parties, if any, may be insufficient to cover the liabilities we incur as a result of such infringement or misappropriation. We may also be obligated to indemnify our customers or business partners in connection with any such claims or litigation and to obtain licenses, modify our products or refund fees, which could further exhaust our resources. Even if we were to prevail in the event of claims or litigation against us, any claim or litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and other employees from our business operations and disrupt our business.
Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with customers and other third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products or other acts or omissions. The term of these contractual provisions often survives termination or expiration of the applicable agreement. Large indemnity payments or damage claims from contractual breach could harm our business, results of operations and financial condition. Although we generally contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other current and prospective customers, reduce demand for our products, damage our reputation and harm our business, results of operations and financial condition.

We use open source software in our products that may subject our products to general release or require us to re-engineer our products, which could harm our business.
We use open source software in our products and expect to continue to use open source software in the future. There are uncertainties regarding the proper interpretation of and compliance with open source software licenses. Consequently, there is a risk that the owners of the copyrights in such open source software may claim that the open source licenses governing their use impose certain conditions or restrictions on our ability to use the software that we did not anticipate. Such owners may seek to enforce the terms of the applicable open source license, including by demanding release of the source code for the open source software, derivative works of such software, or, in some cases, our proprietary source code that uses or was developed using such open source software. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our products, any of which could result in additional cost and liability to us, reputational damage and harm to our business and results of operations. In addition, if the license terms for the open source software we utilize change, we may be forced to re-engineer our products or incur additional costs to comply with the changed license terms or to replace the affected open source software. Although we have implemented policies and tools to regulate the use and incorporation of open source software into our products, we cannot be certain that we have not incorporated open source software in our products in a manner that is inconsistent with such policies.
Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.
Our success and ability to compete depend in part upon our intellectual property. We primarily rely on a combination of patent, copyright, trade secret and trademark laws, trade secret protection and confidentiality or license agreements with our employees, customers, business partners and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate. We make business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection, and the approach we select may ultimately prove to be inadequate. Even in cases where we seek patent protection, there is no assurance that the resulting patents will effectively protect every significant feature of our products. In addition, we believe that the protection of our trademark rights is an important factor in product recognition, protecting our brand and maintaining goodwill and if we do not adequately protect our rights in our trademarks from infringement, any goodwill that we have developed in those trademarks could be lost or impaired, which could harm our brand and our business. In any event, in order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights.
For example, in order to promote the transparency and adoption of our downloadable software, we provide our customers with the ability to request a copy of the source code of those products, which they may customize for their internal use under limited license terms, subject to confidentiality and use restrictions. If any of our customers misuses or distributes our source code in violation of our agreements with them, or anyone else obtains access to our source code, it could cost us significant time and resources to enforce our rights and remediate any resulting competitive harms.
Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights, which could result in the impairment or loss of portions of our intellectual property rights. Our failure to secure, protect and enforce our intellectual property rights could harm our brand and our business.
Our global operations and structure subject us to potentially adverse tax consequences.
We generally conduct our global operations through subsidiaries and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. A change in our global operations or changes in tax laws or interpretations of such tax laws could result in higher effective tax rates, reduced cash flows and lower overall profitability. In particular, our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant revenue and taxing authorities may disagree with positions we have taken generally, or our determinations as to the value of assets sold or acquired or income and expenses attributable to specific jurisdictions. In addition, in the ordinary course of our business we are subject to tax audits from various taxing authorities. If such a disagreement were to occur, and our position was not sustained, or if a tax audit resulted in an adverse finding, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations.

Certain government agencies in jurisdictions where we do business have had an extended focus on issues related to the taxation of multinational companies. In addition, the Organization for Economic Cooperation and Development has completed the base erosion and profit shifting project which seeks to establish certain international standards for taxing the worldwide income of multinational companies. The measures have been endorsed by the leaders of the world’s 20 largest economies. Also, in March 2018, the European Commission proposed a series of measures aimed at ensuring a fair and efficient taxation of digital businesses operating within the European Union. As a result of these developments and the increasing focus by government taxing authorities on multinational companies, the tax laws of certain countries in which we do business could change on a prospective or retroactive basis, and any such changes could increase our liabilities for taxes, interest and penalties, lead to higher effective tax rates, and therefore could harm our cash flows, results of operations and financial position.

U.S. federal income tax reform could adversely affect us.

On December 22, 2017, the United States passed legislation commonly known as the Tax Cuts and Jobs Act that significantly reforms the Internal Revenue Code of 1986, as amended. The Tax Cuts and Jobs Act, among other things, includes changes to U.S. federal tax rates, imposes significant additional limitations on the deductibility of interest and executive compensation, allows for the expensing of capital expenditures and puts into effect the migration from a worldwide system of taxation to a territorial system. We do not expect the Tax Cuts and Jobs Act to have a material impact to our projection of minimal cash taxes. However, the full impact of this tax reform on our business in future years is still uncertain and could adversely affect us.
Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value-added or similar taxes, and we could be subject to liability with respect to past or future sales, which could harm our results of operations.
We do not collect sales and use, value-added and similar taxes in all jurisdictions in which we have sales, based on our understanding that such taxes are not applicable. Sales and use, value-added and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties, and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties and interest, or future requirements could harm our results of operations.
Changes in laws and regulations related to the Internet or changes in the Internet infrastructure itself may diminish the demand for our products, and could harm our business.
The future success of our business depends upon the continued use of the Internet as a primary medium for commerce, communication, and business applications. Federal, state, or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. Changes in these laws or regulations could require us to modify our products in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees, or other charges for accessing the Internet or commerce conducted via the Internet. These laws or charges could limit the growth of Internet-related commerce or communications generally, or result in reductions in the demand for Internet-based products such as ours. In addition, the use of the Internet as a business tool could be harmed due to delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease-of-use, accessibility, and quality of service. The performance of the Internet and its acceptance as a business tool has been harmed by phishing attacks, cyber-attacks, viruses, worms, and similar malicious programs and the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the Internet is adversely affected by these issues, demand for our products could decline and our business could be harmed.
We are exposed to credit risk and fluctuations in the market values of our investment portfolio.
Given the global nature of our business, we have diversified U.S. and non-U.S. investments. Credit ratings and pricing of our investments can be negatively affected by liquidity, credit deterioration, financial results, economic risk, political risk, sovereign risk or other factors. As a result, the value and liquidity of our investments may fluctuate substantially. Therefore, although we have not realized any significant losses on our investments, future fluctuations in their value could result in a significant realized loss.

Catastrophic events may disrupt our business.
Natural disasters, geopolitical conflicts, or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could harm our business. We have a large employee presence and operations in the San Francisco Bay Area, California. The west coast of the United States contains active earthquake zones. In the event of a major earthquake, hurricane or catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war or terrorist attack, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our application development, lengthy interruptions in our product availability, breaches of data security and loss of critical data, all of which could harm our business, results of operations and financial condition.

Additionally, we rely on our network and third-party infrastructure and applications, internal technology systems, and our websites for our development, marketing, operational support, hosted services and sales activities. If these systems were to fail or be negatively impacted as a result of a natural disaster or catastrophic event, our ability to conduct normal business operations and deliver products to our customers could be impaired.

As we grow our business, the need for business continuity planning and disaster recovery plans will grow in significance. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster or catastrophic event, and successfully execute on those plans, our business and reputation could be harmed.

If we are deemed to be an investment company under the Investment Company Act of 1940, our results of operations could be harmed.
We are not registered as an investment company under the Investment Company Act of 1940, as amended (“Investment Company Act”) as we believe that we meet all the requirements for exemption provided under Rule 3a-8 under the Investment Company Act. If we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things, limitations on capital structure, restrictions on specified investments, prohibitions on transactions with affiliates, and compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would increase our operating expenses and could harm our results of operations.
Adverse economic conditions could negatively impact our business.
Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our customers. Our business depends on demand for business software applications generally and for collaboration software solutions in particular. In addition, the market adoption of our products and our revenue is dependent on the number of users of our products. To the extent that weak economic conditions reduce the number of personnel providing development or engineering services or that limit the available budgets within organizations for software products, demand for our products could be harmed. If economic conditions deteriorate, our customers and prospective customers may elect to decrease their information technology budgets, which would limit our ability to grow our business and harm our results of operations.
We may require additional capital to support our operations or the growth of our business and we cannot be certain that we will be able to secure this capital on favorable terms, or at all.
We may require additional capital to respond to business opportunities, challenges, acquisitions, the repayment of our Notes, a decline in the level of license, subscription or maintenance revenue for our products, or other unforeseen circumstances. We may not be able to timely secure debt or equity financing on favorable terms, or at all. Any debt financing obtained by us could involve restrictive covenants relating to financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing shareholders could suffer significant dilution in their percentage ownership of Atlassian, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our Class A ordinary shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

Risks Related to Ownership of Our Class A Ordinary Shares
The dual class structure of our ordinary shares has the effect of concentrating voting control with certain shareholders, in particular, our Co-Chief Executive Officers and their affiliates, which will limit our other shareholders ability to influence the outcome of important transactions, including a change in control.
Our Class B ordinary shares have ten votes per share and our Class A ordinary shares have one vote per share. As of September 30, 2019, shareholders who hold our Class B ordinary shares collectively hold approximately 91% of the voting power of our outstanding share capital and in particular, our Co-Chief Executive Officers, Michael Cannon-Brookes and Scott Farquhar, collectively hold approximately 90% of the voting power of our outstanding share capital. The holders of our Class B ordinary shares will collectively continue to control a majority of the combined voting power of our share capital and therefore be able to control substantially all matters submitted to our shareholders for approval so long as our Class B ordinary shares represent at least 10% of all of our outstanding Class A ordinary shares and Class B ordinary shares in the aggregate. These holders of our Class B ordinary shares may also have interests that differ from holders of our Class A ordinary shares and may vote in a way which may be adverse to such interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of Atlassian, could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of Atlassian and might ultimately affect the market price of our Class A ordinary shares.
If Messrs. Cannon-Brookes and Farquhar retain a significant portion of their holdings of our Class B ordinary shares for an extended period of time, they will control a significant portion of the voting power of our share capital for the foreseeable future. As members of our board of directors, Messrs. Cannon-Brookes and Farquhar each owe statutory and fiduciary duties to Atlassian and must act in good faith and in a manner they consider would be most likely to promote the success of Atlassian for the benefit of shareholders as a whole. As shareholders, Messrs. Cannon-Brookes and Farquhar are entitled to vote their shares in their own interests, which may not always be in the interests of our shareholders generally.
The market price of our Class A ordinary shares may be volatile or may decline regardless of our operating performance resulting in substantial losses for our Class A ordinary shareholders.
The trading price of our Class A ordinary shares is volatile and could continue to fluctuate significantly regardless of our operating performance in response to numerous factors, many of which are beyond our control, including:

•	Actual or anticipated fluctuations in our results of operations;

•	The financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•
Failure of securities analysts to initiate or maintain coverage of Atlassian, publication of inaccurate or unfavorable research about our business, changes in financial estimates or ratings changes by any securities analysts who follow Atlassian or our failure to meet these estimates or the expectations of investors;

•	Announcements by us or our competitors of significant technical innovations, new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	Changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	Price and volume fluctuations in the overall stock market from time to time, including as a result of trends in the economy as a whole;

•	Actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	Developments or disputes concerning our intellectual property or our products, or third-party proprietary rights;

•	Changes in accounting standards, policies, guidelines, interpretations or principles;

•	New laws or regulations, new interpretations of existing laws, or the new application of existing regulations to our business;

•	Changes in tax laws or regulations;

•	Any major change in our board of directors or management;

•	Additional Class A ordinary shares being sold into the market by us or our existing shareholders or the anticipation of such sales;

•	Arbitrage or hedging strategy by purchasers of our Notes and certain financial institutions in connection with our capped call transactions;

•	Cyber-security and privacy breaches;

•	Lawsuits threatened or filed against us; and

•	Other events or factors, including those resulting from war, incidents of terrorism, or responses to these events.
In addition, the stock markets, and in particular the market on which our Class A ordinary shares are listed, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from operating our business, and harm our business, results of operations and financial condition.
Substantial future sales of our Class A ordinary shares could cause the market price of our Class A ordinary shares to decline.
The market price of our Class A ordinary shares could decline as a result of substantial sales of our Class A ordinary shares, particularly sales by our directors, executive officers and significant shareholders, or the perception in the market that holders of a large number of shares intend to sell their shares. As of September 30, 2019, we had 120,672,099 outstanding Class A ordinary shares and 123,483,467 outstanding Class B ordinary shares.
We have also registered Class A ordinary shares that we issue under our employee equity incentive plans. These shares may be sold freely in the public market upon issuance.
Certain holders of our Class A ordinary shares and our Class B ordinary shares, including our founders, have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our shareholders. Sales of our Class A ordinary shares pursuant to these registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the market price of our Class A ordinary shares to fall and make it more difficult for our investors to sell our Class A ordinary shares at a price that they deem appropriate.
The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain executive officers and qualified board members.
We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of NASDAQ Global Select Market and other applicable securities rules and regulations. Compliance with these rules and regulations has increased our legal and financial compliance costs, making some activities more difficult, time-consuming, and costly, and has increased demand on our systems and resources. Such demands would likely continue to increase, particularly if we were to lose our status as a “foreign private issuer” as discussed below. The Exchange Act requires, among other things, that we file annual reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight is required. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, results of operations and financial condition. In addition, the pressures of operating a public company may divert management’s attention to delivering short-term results, instead of focusing on long-term strategy.
As a public company it is more expensive for us to maintain adequate director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our board of directors.
If we are unable to maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A ordinary shares could be negatively affected.
As a public company, we are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. We are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of Class A ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.
We do not expect to declare dividends in the foreseeable future.
We currently anticipate that we will retain future earnings for the development, operation and expansion of our business, and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to shareholders will therefore be limited to the increase, if any, of our share price, which may never occur.

Risks Related to Our Outstanding Notes

Paying amounts due in cash in respect of our outstanding Notes on interest payment dates, at maturity and upon exchange thereof will require a significant amount of cash. We may not have sufficient cash flow from our business to pay when due, or raise the funds necessary to pay when due, amounts owed in respect of the Notes, which could adversely affect our business and results of operations.

The ability to make scheduled payments of interest on, and principal of, to satisfy exchanges for cash in respect of, and/or to refinance, our outstanding Notes depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. If we are unable to generate enough cash flow to make payments on the Notes when due, we may be required to adopt one or more alternatives, such as selling assets or obtaining additional debt financing or equity capital on terms that may be onerous or highly dilutive. Our ability to refinance the Notes, which we may need to do in order to satisfy our obligations thereunder, will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on the Notes.

The holders of the Notes have the right to require us to repurchase their Notes upon the occurrence of a fundamental change (as defined in the indenture governing the Notes (the “Indenture”)) at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any. Upon repurchase of the Notes, we will be required to make cash payments in respect of the Notes being repurchased. In addition, upon a holder’s exchange of the Notes for cash in accordance with the terms of the Indenture, we would be required to make cash payments in respect of the Notes being exchanged in the manner set forth in the Indenture. We may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of, or exchange of, the Notes for cash. Our failure to repurchase the Notes or exchange the Notes for cash at a time when the repurchase or exchange is required by the Indenture governing the Notes would constitute a default under such Indenture.

In addition, our indebtedness on the Notes, combined with our other financial obligations and contractual commitments, could have other important consequences. For example, it could:

•	Make us more vulnerable to adverse changes in government regulation and in the worldwide economic, industry and competitive environment;

•	Limit our flexibility in planning for, or reacting to, changes in our business and our industry;

•	Place us at a disadvantage compared to our competitors who have less debt;

•	Limit our ability to borrow additional amounts to fund acquisitions, for working capital and for other general corporate purposes; and

•	Make an acquisition of the Company less attractive or more difficult.

Any of these factors could harm our business, results of operations and financial condition. In addition, if we incur additional indebtedness, the risks related to our business and our ability to repay our indebtedness on the Notes would increase.

The conditional exchange feature of the Notes, when triggered, may adversely affect our liquidity and operating results.

When the conditional exchange feature of the Notes is triggered, holders of Notes are entitled to exchange the Notes at any time during specified periods, at their option. The conditional exchange feature of the Notes was triggered as of September 30, 2019, and the Notes are currently exchangeable at the option of the holders, in whole or in part, between October 1, 2019 and December 31, 2019. If holders elect to exchange their Notes during such fiscal quarter, we would be required to settle our exchange obligation through the payment of cash, which could adversely affect our liquidity. In addition, even without holders electing to exchange their Notes during such fiscal quarter, we were required under applicable accounting rules to reclassify the outstanding principal of the Notes as a current rather than long-term liability as of September 30, 2019, resulting in a material reduction of our net working capital.

Whether the Notes will be exchangeable following such fiscal quarter will depend on the continued satisfaction of this condition or another exchange condition in the future. If holders elect to exchange their Notes during future periods following the satisfaction of an exchange condition, we would be required to settle our exchange obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to exchange their Notes during such future periods, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

The accounting for the Notes may result in volatility to our reported financial results, which could adversely affect the price at which our Class A ordinary shares trade.

We will settle exchanges of the Notes entirely in cash. Accordingly, the exchange feature that is part of the Notes will be accounted for as a derivative pursuant to accounting standards relating to derivative instruments and hedging activities. In general, this will result in an initial valuation of the exchange feature, which will be bifurcated from the debt component of the Notes, resulting in an original issue discount. The original issue discount will be amortized and recognized as a component of interest expense over the term of the Notes, which will result in an effective interest rate reported in our consolidated statements of operations significantly in excess of the stated interest rate of the Notes. Although this accounting treatment will not affect the amount of cash interest paid to holders of the Notes or our cash flows, it will reduce our earnings and could adversely affect the price at which our Class A ordinary shares trade.

Additionally, for each financial statement period after issuance of the Notes, a derivative gain or loss will be reported in our consolidated statements of operations to the extent the valuation of the exchange feature changes from the previous period. The capped call transactions described below and elsewhere in this quarterly report will also be accounted for as derivative instruments. The valuation of the exchange feature of the Notes and capped call transactions utilizes significant observable and unobservable market inputs, including stock price, stock price volatility and time to expiration of the Notes. The change of inputs at period end from the previous period may result in a material change of the valuation, and the gain or loss resulting from the exchange feature of the Notes and capped call transactions may not completely offset each other. As such, there may be a material net impact to our consolidated statements of operations, which could adversely affect the price at which our Class A ordinary shares trade.

The arbitrage or hedging strategy by purchasers of the Notes and Option Counterparties in connection with our capped call transactions may affect the value of our Class A ordinary shares.

We expect that many investors in, and potential purchasers of the Notes will employ, or seek to employ, an arbitrage strategy with respect to the Notes. Investors would typically implement such a strategy by selling short our Class A ordinary shares underlying the Notes and dynamically adjusting their short position while continuing to hold the Notes. Investors may also implement this type of strategy by entering into swaps on our Class A ordinary shares in lieu of or in addition to selling short our Class A ordinary shares. This activity could decrease (or reduce the size of any increase in) the market price of our Class A ordinary shares at that time.

In connection with the pricing of the Notes, we entered into privately negotiated capped call transactions with certain financial institutions (the “Option Counterparties”). The capped call transactions are expected generally to offset cash payments due upon exchange of the Notes in excess of the principal amount thereof in the event that the market value per Class A ordinary share of the Company is at the time of exchange of the Notes greater than the strike price under the capped call transactions, with such offset subject to a cap based on the cap price. We believe the Option Counterparties, in connection with establishing their initial hedges of the capped call transactions, purchased our Class A ordinary shares and/or entered into various derivative transactions with respect to our Class A ordinary shares concurrently with or shortly after the pricing of the Notes. The Option Counterparties may modify these initial hedge positions by entering into or unwinding various derivatives with respect to our Class A ordinary shares and/or purchasing or selling our Class A ordinary shares or other securities of ours in secondary market transactions prior to the maturity of the Notes. This activity could decrease, or reduce the size of any increase in the market price of our Class A ordinary shares at that time.

We are subject to counterparty risk with respect to the capped call transactions.

The Option Counterparties are financial institutions, and we are subject to the risk that they might default under the capped call transactions. Our exposure to the credit risk of the Option Counterparties is not secured by any collateral. If an Option Counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings, with a claim equal to our exposure at that time under the capped call transactions with that Option Counterparty. Our exposure will depend on many factors but, generally, an increase in our exposure will be correlated to an increase in the market price and in the volatility of our Class A ordinary shares. In addition, upon a default by an Option Counterparty, we may suffer adverse tax consequences and may, on a net basis, have to pay more cash to settle exchanges of the Notes. We can provide no assurances as to the financial stability or viability of the Option Counterparties.
Risks Related to being a Foreign Private Issuer or an English Company
As a foreign private issuer, we are permitted to report our financial results under IFRS, are exempt from certain rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company, and our Class A ordinary shares are not listed, and we do not intend to list our shares, on any market in the United Kingdom, our country of incorporation. This may limit the information available to holders of our Class A ordinary shares.
We are a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we have been, and expect to continue to, voluntarily submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. If some investors find our Class A ordinary shares less attractive because of these exemptions, there may be a less active trading market for our Class A ordinary shares and our share price may be more volatile.
Furthermore, our shares are not listed and we do not currently intend to list our shares on any market in the United Kingdom, our country of incorporation. As a result, we are not subject to the reporting and other requirements of companies listed in the United Kingdom. Accordingly, there will be less publicly available information concerning Atlassian than there would be if we were a public company organized in the United States.
In addition, we report our financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and GAAP, including differences related to revenue recognition, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with GAAP. As a result, it may be difficult to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under GAAP.
As a foreign private issuer, we are permitted to follow certain home country corporate governance practices in lieu of certain requirements under the NASDAQ listing standards. This may afford less protection to holders of our Class A ordinary shares than U.S. regulations.
As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow English corporate law and the Companies Act 2006 (“Companies Act”) with regard to certain aspects of corporate governance in lieu of certain requirements under the NASDAQ listing standards.
A foreign private issuer must disclose in its annual reports filed with the SEC each requirement under the NASDAQ listing standards with which it does not comply, followed by a description of its applicable home country practice. Our home country practices differ in significant respects from the corporate governance requirements applicable to U.S. domestic issuers listed on the NASDAQ Global Select Market and may, therefore, afford less protection to holders of our Class A ordinary shares.
We may rely on exemptions available under the NASDAQ listing standards to a foreign private issuer and follow our home country practices in the future, and as a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of the NASDAQ listing standards.
We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.
In order to maintain our current status as a foreign private issuer, either (i) a majority of voting power of our shares must be either directly or indirectly owned of record by non-residents of the United States or (ii) (a) a majority of our executive officers or directors must not be U.S. citizens or residents, (b) more than 50% of our assets cannot be located in the United States, and (c) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We would also be required under current SEC rules to prepare our financial statements in accordance with GAAP and modify certain of our corporate governance practices in accordance with various SEC rules and the NASDAQ listing standards. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer will likely be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.
Provisions contained in our articles of association and under the laws of England may frustrate or prevent an attempt to obtain control of us.
Provisions in our articles of association, as amended and restated, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated articles of association include provisions that:

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Specify that general meetings of our shareholders can be called only by our board of directors, the chair of our board of directors, or one of our Co-Chief Executive Officers (or otherwise by shareholders in accordance with the Companies Act); and

•	Provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum.
Provisions of the laws of England may also have the effect of delaying or preventing a change of control or changes in our management. The Companies Act includes provisions that:

•	Require that any action to be taken by our shareholders be effected at a duly called general meeting (including the annual general meeting) and not by written consent; and

•	Require the approval of the holders of at least 75% of the voting power of our outstanding shares to amend the provisions of our articles of association.
These provisions may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our board of directors, which is responsible for appointing the members of our management.
In addition, because we are a public limited company whose registered office is in the United Kingdom, we may become subject to the U.K. City Code on Takeovers and Mergers (“Takeover Code”), which is issued and administered by the U.K. Panel on Takeovers and Mergers (“Takeover Panel”). The Takeover Code applies, among other things, to an offer for a public company whose registered office is in the United Kingdom and whose securities are admitted to trading on a regulated market or multilateral trading facility in the United Kingdom (and for these purposes NASDAQ does not fall within the definition of regulated market or multilateral trading facility), or to an offer for a public company whose registered office is in the United Kingdom if Atlassian is considered by the Takeover Panel to have its place of central management and control in the United Kingdom. Although we believe that the Takeover Code does not apply to us, the Takeover Panel will be responsible for determining whether we have our place of central management and control in the United Kingdom by looking at various factors, including the structure of our board of directors and where they are resident.
If at the time of a takeover offer the Takeover Panel determines that we have our place of central management and control in the United Kingdom, or if at that time we have our shares admitted to trading on a regulated market or multilateral trading facility in the United Kingdom (or a regulated market in one or more member states of the European Economic Area), we would be subject to a number of rules and restrictions, including, but not limited to, the following: (i) our ability to enter into deal protection arrangements with a bidder would be extremely limited; (ii) we may not, without the approval of our shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) we would be obliged to provide equality of information to all bona-fide competing bidders.
The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.
We are incorporated under English law. The rights of holders of Class A ordinary shares are governed by English law, including the provisions of the Companies Act, and by our articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations organized under Delaware law.
Shareholders in certain jurisdictions may not be able to exercise their pre-emptive rights if we increase our share capital.
Under the Companies Act, our shareholders generally have the right to subscribe and pay for a sufficient number of our shares to maintain their relative ownership percentages prior to the issuance of any new shares in exchange for cash consideration. Shareholders in certain jurisdictions may not be able to exercise their pre-emptive rights unless securities laws have been complied with in such jurisdictions with respect to such rights and the related shares, or an exemption from the requirements of the securities laws of these jurisdictions is available. We currently do not intend to register the Class A ordinary shares under the laws of any jurisdiction other than the United States, and no assurance can be given that an exemption from the securities laws requirements of other jurisdictions will be available to shareholders in these jurisdictions. To the extent that such shareholders are not able to exercise their pre-emptive rights, the pre-emptive rights would lapse, and the proportional interests of such shareholders would be reduced.
Further, the Companies Act provides that in certain circumstances the pre-emptive rights available to shareholders can be overridden, including where there is an issue of shares for non-cash consideration or the disapplication of the pre-emptive rights is approved by the holders of at least 75% of our outstanding shares. Our shareholders have approved the disapplication of these pre-emptive rights for a period of five years from our fiscal 2017 annual shareholder meeting.
U.S. holders of our shares could be subject to material adverse tax consequences if we are considered a “passive foreign investment company” for U.S. federal income tax purposes.
We do not believe that we are a passive foreign investment company, and we do not expect to become a passive foreign investment company. However, our status in any taxable year will depend on our assets, income and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a passive foreign investment company for the current taxable year or any future taxable years. If we were a passive foreign investment company for any taxable year while a taxable U.S. holder held our shares, such U.S. holder would generally be taxed at ordinary income rates on any sale of our shares and on any dividends treated as “excess distributions.” An interest charge also generally would apply based on any taxation deferred during such U.S. holder’s holding period in the shares.
U.S. investors may have difficulty enforcing civil liabilities against us, our directors, or our executive officers.
Under English law, a director owes various statutory and fiduciary duties to us, and not, except in certain limited circumstances, to shareholders. This means that under English law generally we, rather than the shareholders, are the proper claimant in an action in respect of a wrong done to us by a director. Notwithstanding this general position, the Companies Act provides that a court may allow a shareholder to bring a derivative claim, which is an action in respect of and on behalf of us, in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust. The ability to bring a derivative claim is, however, subject to compliance with a number of procedural requirements, which may in practice be difficult for shareholders to comply with.
We are a public limited company incorporated under the laws of England. Certain of our directors and executive officers reside outside the United States. In addition, a substantial portion of our assets and a substantial portion of the assets of such directors and executive officers, are located outside the United States. As a result, it may be difficult for an investor to serve legal process on us or our directors and executive officers or have any of them appear in a U.S. court.
It may not be possible to bring proceedings or enforce a judgment of a U.S. court in respect of civil liabilities predicated on the U.S. federal securities laws in England. The English courts will not enforce, either directly or indirectly, a penal, revenue or other public law of a foreign state. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in England. An award of damages is usually considered to be punitive if it does not seek to compensate the claimant for loss or damage suffered and is instead intended to punish the defendant. In addition to public policy aspects of enforcement, the enforceability of any judgment in England will depend on the particular facts of the case such as the nature of the judgment and whether the English court considered the U.S. court to have had jurisdiction. It will also depend on the laws and treaties in effect at that time. The United States and the United Kingdom do not currently have a treaty or convention providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Therefore, to enforce a judgment of a U.S. court, the party seeking to enforce the judgment must bring an action at common law in respect of the amount due under the judgment.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	October 25, 2019	Atlassian Corporation Plc

/s/ James Beer
Chief Financial Officer (Principal Financial Officer)